Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2026, and for the nine and three-month periods ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 93, beginning on July 1, 2025

Legal address: Carlos Della Paolera 261, 9th floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate and agricultural activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: Ordinary and Extraordinary General Assembly of October 28, 2022 registered in the General Inspection of Justice on December 5, 2022 under Number 22602 of Book 110 T- of Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Share capital: 709,308,309 common shares

Common stock subscribed, issued and paid up nominal value (millions of ARS): 709

Control Group: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Consultores Venture Capital Uruguay S.A. and Agroinvestment S.A.

Legal addresses: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Eduardo S. Elsztain) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (Consultores Venture Capital Uruguay S.A.) - Zabala 1422, 2nd floor, Montevideo, Uruguay (Agroinvestment S.A.)

Parent companies' activity: Investment

Direct and indirect participation of the Control Group over the capital: 277,485,211 shares

Voting stock (direct and indirect equity interest): 39.12% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of ARS)
Ordinary certified shares of ARS 1 nominal value and 1 vote each	709,308,309 (**)	709

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
ARCOS	Arcos del Gourmet S.A.
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
CAMSA	Consultores Assets Management S.A.
CNV	Argentine National Securities Commission
CODM	Chief operating decision maker
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
GLA	Gross Leasable Area
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IPC	Consumer's price index
IRSA	IRSA Inversiones y Representaciones S.A.
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
Puerto Retiro	Puerto Retiro S.A.
U.S.	United States
VAM	Vista al Muelle S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of March 31, 2026 and June 30, 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2026	06.30.2025
ASSETS
Non-current assets
Investment properties	8	3,054,359	3,007,207
Property, plant and equipment	9	884,289	891,462
Trading properties	10	209,925	156,007
Intangible assets	11	35,016	35,649
Right-of-use assets	12	174,801	152,650
Biological assets	13	62,512	54,479
Investment in associates and joint ventures	7	251,151	234,584
Deferred income tax assets	21	18,458	16,112
Income tax credit		62	95
Restricted assets	15	5,199	-
Trade and other receivables	16	158,875	219,810
Investment in financial assets	15	29,546	34,813
Derivative financial instruments	15	2,303	3,088
Total non-current assets		4,886,496	4,805,956
Current assets
Trading properties	10	49,097	44,649
Biological assets	13	225,219	132,193
Inventories	14	153,144	221,913
Income tax credit		1,000	1,515
Trade and other receivables	16	519,771	553,941
Investment in financial assets	15	517,098	282,961
Derivative financial instruments	15	15,748	8,483
Cash and cash equivalents	15	139,923	313,784
Total current assets		1,621,000	1,559,439
TOTAL ASSETS		6,507,496	6,365,395
SHAREHOLDERS’ EQUITY
Equity attributable to owners of the parent (as shown in the statement of changes in equity)		1,307,042	1,214,066
Non-controlling interest		1,507,749	1,555,075
TOTAL SHAREHOLDERS' EQUITY		2,814,791	2,769,141
LIABILITIES
Non-current liabilities
Trade and other payables	18	69,155	96,786
Borrowings	20	1,287,332	1,009,883
Deferred income tax liabilities	21	1,045,957	1,080,183
Provisions	19	42,190	40,567
Payroll and social security liabilities		807	156
Lease liabilities	12	110,503	110,635
Derivative financial instruments	15	4,923	4,962
Total non-current liabilities		2,560,867	2,343,172
Current liabilities
Trade and other payables	18	425,898	413,432
Borrowings	20	488,374	670,159
Provisions	19	5,865	6,559
Payroll and social security liabilities		40,574	47,616
Income tax liabilities		95,725	70,984
Lease liabilities	12	57,557	39,851
Derivative financial instruments	15	17,845	4,481
Total Current liabilities		1,131,838	1,253,082
TOTAL LIABILITIES		3,692,705	3,596,254
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		6,507,496	6,365,395

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2026 and 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.2026	03.31.2025 Restated (i)	03.31.2026	03.31.2025 Restated (i)
Revenues	22	965,514	838,799	252,687	240,579
Costs	23	(593,922)	(520,191)	(144,877)	(139,242)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		8,729	22,615	15,025	16,320
Changes in the net realizable value of agricultural products after harvest		2,988	2,358	(4,852)	4,958
Gross profit		383,309	343,581	117,983	122,615
Net gain / (loss) from fair value adjustment of investment properties	8	31,216	(182,253)	(170,699)	145,794
Gain from disposal of farmlands		782	34,175	782	17
General and administrative expenses	24	(104,351)	(102,087)	(35,293)	(34,020)
Selling expenses	24	(82,465)	(77,564)	(22,071)	(25,047)
Other operating results, net	25	3,061	(3,163)	(2,615)	(1,439)
Management fees		(19,964)	(2,301)	(12,153)	(2,301)
Profit / (loss) from operations		211,588	10,388	(124,066)	205,619
Share of profit / (loss) of associates and joint ventures	7	20,761	13,275	9,301	(20,780)
Profit / (loss) before financial results and income tax		232,349	23,663	(114,765)	184,839
Finance income	26	12,200	7,807	4,845	2,984
Finance cost	26	(130,215)	(69,128)	(45,490)	(15,701)
Other finance income	26	188,957	153,816	165,316	19,795
Gain on net monetary position (IAS 29)	26	19,576	22,822	4,922	11,243
Financial results, net	26	90,518	115,317	129,593	18,321
Profit before income tax		322,867	138,980	14,828	203,160
Income tax	21	(91,559)	(61,622)	4,238	(94,228)
Profit for the period		231,308	77,358	19,066	108,932

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustments and other comprehensive income of subsidiaries and associates (ii)		(36,822)	(102,626)	(67,990)	20,339
Revaluation surplus		4,974	408	-	10
Total other comprehensive (loss) / income for the period		(31,848)	(102,218)	(67,990)	20,349
Total comprehensive income / (loss) for the period		199,460	(24,860)	(48,924)	129,281
Profit / (loss) for the period attributable to:
Equity holders of the parent		121,665	30,061	40,188	57,530
Non-controlling interest		109,643	47,297	(21,122)	51,402
Total comprehensive income / (loss) attributable to:
Equity holders of the parent		110,631	(6,440)	16,394	65,114
Non-controlling interest		88,829	(18,420)	(65,318)	64,167
Profit for the period per share attributable to equity holders of the parent (iii):
Basic		189.99	49.97	62.76	95.62
Diluted		189.99	44.53	62.76	85.21

(i)
See Note 1 to these Condensed Interim Consolidated Financial Statements.
(ii)
The components of other comprehensive income/ (loss) do not generate an impact on income tax.
(iii)
See Note 30 to the Annual Consolidated Financial Statements as of June 30, 2025.

  The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.
))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2026
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares (iii)	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iv)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2025	607	7	355,722	27,458	456,151	(39,174)	54,056	258,198	101,041	1,214,066	1,555,075	2,769,141
Profit for the period	-	-	-	-	-	-	-	-	121,665	121,665	109,643	231,308
Other comprehensive loss for the period	-	-	-	-	-	-	-	(11,034)	-	(11,034)	(20,814)	(31,848)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(11,034)	121,665	110,631	88,829	199,460
Appropriation of retained earnings – Shareholders’ meeting	-	-	-	-	-	-	5,947	2,294	(8,241)	-	-	-
Distribution of treasury shares	5	(5)	-	-	-	(11,688)	-	11,661	-	(27)	-	(27)
Reserve for share-based payments	-	-	-	-	-	-	-	3	-	3	141	144
Dividends declared	-	-	-	-	-	-	-	-	(110,701)	(110,701)	(85,936)	(196,637)
Exercise of warrants (ii)	95	-	5	(8,844)	128,598	-	-	-	-	119,854	11,807	131,661
Amendment to the exercise terms of warrants issued by the Company (ii)	-	-	-	(18,614)	(66,885)	-	-	-	-	(85,499)	(10,550)	(96,049)
Changes in non-controlling interest	-	-	-	-	-	-	-	58,715	-	58,715	(58,715)	-
Other changes in shareholders' equity	-	-	-	-	-	-	-	-	-	-	(54)	(54)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	7,152	7,152
Balance as of March 31, 2026	707	2	355,727	-	517,864	(50,862)	60,003	319,837	103,764	1,307,042	1,507,749	2,814,791

(i) Includes ARS 1 of Inflation adjustment of treasury shares as of March 31, 2026. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2025.
(ii) See Note 31 to these Condensed Interim Consolidated Financial Statements.
(iii) On September 26, 2025, the Company transferred 1,054,383 treasury shares to a trust with the purpose of allocating them to a new long-term incentive plan for certain employees.
(iv) Group’s other reserves for the period ended March 31, 2026 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2025	(14,026)	(33,427)	3,421	326,855	(24,625)	258,198
Other comprehensive (loss) / income for the period	-	(11,121)	-	-	87	(11,034)
Total comprehensive (loss) / income for the period	-	(11,121)	-	-	87	(11,034)
Appropriation of retained earnings - Shareholders’ meeting	-	-	-	2,294	-	2,294
Reserve for share-based payments	-	-	-	-	3	3
Treasury shares distribution	11,661	-	-	-	-	11,661
Changes in non-controlling interest	-	-	-	-	58,715	58,715
Balance as of March 31, 2026	(2,365)	(44,548)	3,421	329,149	34,180	319,837

(i) Includes revaluation surplus.
The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2024 restated (i)	594	2	355,716	32,222	440,895	(38,983)	47,883	268,935	104,242	1,211,506	1,513,166	2,724,672
Gain for the period restated (i)	-	-	-	-	-	-	-	-	30,061	30,061	47,297	77,358
Other comprehensive loss for the period	-	-	-	-	-	-	-	(36,501)	-	(36,501)	(65,717)	(102,218)
Total comprehensive (loss) / income for the period restated (i)	-	-	-	-	-	-	-	(36,501)	30,061	(6,440)	(18,420)	(24,860)
Appropriation of retained earnings – Shareholders’ meeting	-	-	-	-	-	-	6,173	49,143	(55,316)	-	-	-
Repurchase of treasury shares	(5)	5	-	-	-	-	-	(9,382)	-	(9,382)	(10,962)	(20,344)
Reserve for share-based payments	-	-	-	-	-	(191)	-	195	-	4	237	241
Exercise of warrants	9	-	4	(2,373)	7,634	-	-	-	-	5,274	7,191	12,465
Changes in non-controlling interest	-	-	-	-	-	-	-	(24,738)	-	(24,738)	2,003	(22,735)
Dividends declared	-	-	-	-	-	-	-	-	(68,153)	(68,153)	(92,393)	(160,546)
Other changes in shareholders' equity	-	-	-	-	-	-	-	11,110	-	11,110	-	11,110
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	229	229
Balance as of March 31, 2025 restated (i)	598	7	355,720	29,849	448,529	(39,174)	54,056	258,762	10,834	1,119,181	1,401,051	2,520,232

(i) See Note 1 to these Condensed Interim Consolidated Financial Statements.
(ii) Includes ARS 1 of Inflation adjustment of treasury shares as of March 31, 2025. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2025.
(iii) Group’s other reserves for the period ended March 31, 2025, were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2024 restated (i)	(4,837)	(12,803)	48,125	3,421	229,587	5,442	268,935
Other comprehensive (loss) / income for the period	-	(36,982)	-	-	-	481	(36,501)
Total comprehensive (loss) / income for the period	-	(36,982)	-	-	-	481	(36,501)
Appropriation of retained earnings - Shareholders’ meeting	-	-	(48,125)	-	97,268	-	49,143
Repurchase of treasury shares	(9,382)	-	-	-	-	-	(9,382)
Reserve for share-based payments	193	-	-	-	-	2	195
Changes in non-controlling interest	-	-	-	-	-	(24,738)	(24,738)
Other changes in shareholders' equity	-	330	-	-	-	10,780	11,110
Balance as of March 31, 2025 restated (i)	(14,026)	(49,455)	-	3,421	326,855	(8,033)	258,762

(i) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.
))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the nine-month periods ended March 31, 2026 and 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2026	03.31.2025 Restated (i)
Operating activities:
Net cash generated from operating activities before income tax paid	15	138,241	14,785
Income tax paid		(92,650)	(16,576)
Net cash generated from / (used in) operating activities		45,591	(1,791)
Investing activities:
Proceeds from the sale of participation in associates and joint ventures		-	7,996
Capital contributions to associates and joint ventures		(750)	(44)
Acquisition of participation in associates		(7,608)	-
Acquisition and improvement of investment properties		(65,174)	(37,880)
Proceeds from sales of investment properties		1,849	9,434
Acquisitions and improvements of property, plant and equipment		(38,939)	(38,997)
Acquisition of intangible assets		(1,687)	(3,465)
Proceeds from sales of property, plant and equipment		30,843	25,909
Dividends collected from associates and joint ventures		2,234	400
Loans granted		(1,044)	-
Proceeds from loans granted		1,567	956
Acquisitions of investments in financial assets		(1,552,307)	(614,782)
Proceeds from disposal of investments in financial assets		1,255,327	586,674
Interest received from financial assets		41,513	19,347
Payments of derivative financial instruments, net		(12)	(518)
Net cash used in investing activities		(334,188)	(44,970)
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		806,031	837,134
Payment of borrowings and non-convertible notes		(523,529)	(334,743)
Net (repayment of) / proceeds from short-term borrowings		(8,845)	79,073
Interest paid		(103,524)	(90,555)
Capital contributions from non-controlling interest in subsidiaries		7,152	229
Lease liabilities paid		(4,959)	(6,014)
Repurchase of treasury shares		-	(20,344)
Dividends paid		(96,935)	(108,590)
Exercise of warrants		43,500	12,465
Distribution of treasury shares		(27)	-
Repurchase of non-convertible notes		(6,159)	(72,707)
Net cash generated from financing activities		112,705	295,948
(Decrease) / Net increase in cash and cash equivalents		(175,892)	249,187
Cash and cash equivalents at the beginning of the period	15	313,784	199,918
Foreign exchange differences and unrealized fair value gains on cash and cash equivalents.		4,494	13,272
Loss on net monetary position (IAS 29)		(2,463)	(9,965)
Cash and cash equivalents at the end of the period	15	139,923	452,412

(i) See Note 1 to these Condensed Interim Consolidated Financial Statements.

 The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine pesos, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

The main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A., Agroinvestment S.A and Consultores Venture Capital Uruguay S.A. These entities are companies incorporated in Uruguay and belong to the same controlling group and whose ultimate beneficial owner is Eduardo S. Elsztain.

The Board of Directors has approved these Condensed Interim Consolidated Financial Statements for issuance on May 07, 2026.

As of March 31, 2026, the Group operates in two major lines of business: (i) agricultural business and (ii) urban property and investment business.

Retroactive Restatement of Previously Issued Financial Statements – Correction in the Inflation Adjustment of the Share Premium Related to the Exercise of Warrants

While preparing the financial statements for the year ended June 30, 2025, the Company’s management identified an error in the computation of the inflation adjustment of the share premium arising from the exercise of warrants during the fiscal years ended June 30, 2024, 2023, and 2022.

This error resulted in a duplication of the recognition of the inflation adjustment of the share premium related to the exercise of warrants, which led to an incorrect inflation adjustment loss reported in the income statement for those years. This error also impacts other items such as management fees, which should have resulted in a higher income tax carryforward. However, since tax loss carryforwards are provided for, this correction did not affect the income tax charge for the years presented.

As a result of the foregoing, the Company retroactively restated the affected items of its previously issued financial statements, correcting the identified error in accordance with IAS 8. The impacts on the Condensed Interim Consolidated Financial Statements as of March 31, 2025, are detailed below:

	03.31.2025 As previously reported	RECPAM (Inflationary effect)	03.31.2025	Error correction	03.31.2025 Restated
Current liabilities
Trade and other payables	284,605	92,800	377,405	2,123	379,528
Total Current liabilities	936,607	305,397	1,242,004	2,123	1,244,127
TOTAL LIABILITIES	2,719,665	886,794	3,606,459	2,123	3,608,582

SHAREHOLDERS’ EQUITY
Shareholders' equity	845,583	275,721	1,121,304	(2,123)	1,119,181
TOTAL SHAREHOLDERS' EQUITY	1,902,131	620,224	2,522,355	(2,123)	2,520,232

	03.31.2025 As previously reported	RECPAM (Inflationary effect)	03.31.2025	Error correction	03.31.2025 Restated
Management fees	(1,686)	(550)	(2,236)	(65)	(2,301)
Profit for operations	7,882	2,571	10,453	(65)	10,388
Gain on net monetary position (IAS 29)	16,720	5,452	22,172	650	22,822
Financial results, net	86,472	28,195	114,667	650	115,317
Profit for the period	57,895	18,878	76,773	585	77,358

Profit for the period per share attributable to equity holders of the parent:
Basic	36.95	12.05	49.00	0.97	49.97
Diluted	32.92	10.75	43.67	0.86	44.53

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	03.31.2025 As previously reported	RECPAM (Inflationary effect)	03.31.2025	Error correction	03.31.2025 Restated
Profit for the period	57,895	18,878	76,773	585	77,358
Financial results, net	(86,364)	(28,158)	(114,522)	(4,610)	(119,132)
Management fees	1,686	550	2,236	65	2,301
Net cash generated from / (used in) operating activities	1,634	535	2,169	(3,960)	(1,791)
Exercise of warrants	6,414	2,091	8,505	3,960	12,465
Net cash generated from financing activities	220,191	71,797	291,988	3,960	295,948

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2025 prepared in accordance with IFRS Accounting Standards, issued by the IASB. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these condensed interim consolidated financial statements, as accepted by IFRS Accounting Standards.

These condensed interim consolidated financial statements as of March 31, 2026 and for the interim periods of nine months ended March 31, 2026 and 2025 have not been audited. Management considers that they include all the necessary adjustments to fairly state the results of each period. Interim period results do not necessarily reflect the proportion of the Group's results for the entire fiscal year.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyper-inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

The table below presents the index for the period between the last fiscal year and as of March 31, 2026, and for the 12-month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	As of March 31, 2026 (nine months)	As of March 31, 2026 (twelve months)
Price variation	25%	33%

As a consequence of the aforementioned, these condensed interim consolidated financial statements as of March 31, 2026, were restated in accordance with IAS 29.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2
Accounting policies

The accounting policies applied in the presentation of these Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3
Comparability of information

Balance items as of June 30, 2025, and March 31, 2025, presented in these Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods, restated according to IAS 29 (See Note 2.1). Certain figures have been corrected and adjusted for the purposes of comparative presentation with those of the current financial period (See Note 1).

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these condensed interim consolidated financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since June in the case of corn and soybean since March, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine-month period ended March 31, 2026 are detailed below.

Agricultural Business

Sale of fraction of “Rio do Meio II” Farm – BrasilAgro

During the quarter, BrasilAgro completed the final stage of the transfer of 1,964 hectares (1,422 productive hectares) of the “Rio do Meio II” farm, a rural property located in the municipality of Correntina, State of Bahia, Brazil. As a result of the transaction, a gain was recognized under the line “Gain from disposal of farmlands” in the Consolidated Statement of Income and Other Comprehensive Income, amounting to ARS 190 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of fraction of “Marangatú” Farm – BrasilAgro

 On March 17, 2026, Agropecuaria Morotí S.A., a subsidiary of BrasilAgro, completed the sale to Agro Global del Paraguay S.A. of 373 hectares (200.5 productive hectares) of the “Marangatú” farm, a rural property located in the district of Mariscal Estigarribia.The total transaction value was agreed at USD 0.6 million, equivalent to ARS 824 million, of which USD 0.3 million (ARS 412 million) was received upon closing. The remaining balance will be collected through three annual installments of USD 0.1 million each (ARS 137 million), maturing on February 28, 2027, 2028 and 2029.

The gain on this sale was recognized under the line “Gain from disposal of farmlands” in the Consolidated Statement of Income and Other Comprehensive Income for a total amount of ARS 592 million.

Urban property business and investments

Sale of lots and barter agreements – "Ramblas del Plata" – IRSA

On July 17, 2025, IRSA signed an addendum to the purchase agreement dated January 27, 2025, which consisted of the substitution of one of the lots, with an additional cash payment of USD 3.5 million and the inclusion in the price of sellable square meters valued at USD 3.6 million. This transaction added USD 7.1 million, equivalent to ARS 8,953 million, to the original agreement, corresponding to 5,000 additional sellable square meters as a result of the substitution of the lot in question.

On November 7 and December 23, 2025, IRSA signed barter agreements for two lots, for an approximate total amount of USD 11.8 million, equivalent to ARS 19,213 million, which will be paid to IRSA through a cash advance and saleable square meters to be received in the future.

Additionally, on February 12 and February 26, 2026, IRSA signed barter agreements for two lots, for a total reference amount of approximately USD 11.3 million, equivalent to ARS 16,611 million, which will be paid to IRSA through a cash advance and saleable square meters to be received in the future.

The sale transaction was recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements, and generated a gain of ARS 1,516 million, which has been recognized in the line item “Net gain / (loss) from fair value changes of investment properties” of these Consolidated Financial Statements. The barter agreements were recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements.

Acquisition of the Al Oeste Shopping - IRSA

On September 17, 2025, IRSA acquired “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires.

The shopping mall is currently operating below its potential, so the Company plans to reconvert into an outlet center to be relaunched during 2026.

“Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

The purchase price was USD 9 million, of which USD 4.5 million has been paid. The remaining balance will be paid in four annual installments.

This transaction was recorded as an addition of “Investment properties” for ARS 14,596 million and “Intangible assets” for ARS 16 million, with a recognition of Impute interest for ARS 1,262 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of lot Pilar - IRSA

On October 17, 2025, IRSA signed a purchase agreement for a plot of land located in the Municipality of Pilar, Province of Buenos Aires, with a total surface area of approximately 609,343 sqm. The transaction price amounted to USD 1.2 million, equivalent to ARS 1,972 million.

This transaction was recorded as a disposal of “Investment properties” and generated a gain of ARS 98 million, which was recognized in the line item “Net gain / (loss) from fair value changes of investment properties” of these Consolidated Financial Statements.

Property Acquisition

On October 30, 2025, IRSA acquired, through a judicial process, a property located on Av. Gaona, between Nazca and Terrada, in the Flores neighborhood of the Autonomous City of Buenos Aires.

The property, on a plot of land of 8,856 sqm, has an existing built area of approximately 17,000 sqm and potential for future expansion. The purchase price was USD 6.8 million, which was fully paid. IRSA intends to refurbish the property, enhancing an iconic asset of the City of Buenos Aires.

Córdoba Land Plot Barter Agreement – IRSA

On January 28, 2026, IRSA signed a barter agreement with a local developer for the transfer of a plot of land owned by the Company, located in the City of Córdoba, adjacent to the Córdoba Shopping area, to be used for the development of a corporate office building. As consideration, the Company will receive full ownership of an open-plan office floor of approximately 979 sqm, together with ancillary rights over parking spaces and an option to acquire additional space in the building. The reference value of the transaction amounts to approximately USD 2.4 million, equivalent to ARS 3,472 million.

This barter agreement was recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements

Soleil – Lease agreement– IRSA

 On February 9, 2026, IRSA signed a lease agreement for an area of approximately 6,200 sqm located on the premises of Soleil Premium Outlet shopping center. The purpose of the agreement is the construction and operation of retail units, which will be integrated into the existing shopping complex.

The term of the lease, including automatic renewals, is fifty (50) years, and the transaction was recorded as an addition of “Right-of-use assets” for ARS 4,599 million and “Lease liabilities” for ARS 4,505 million.

Vista al Muelle Transaction – E10 Trust – IRSA

On March 4, 2026, Vista al Muelle S.A. (VAM), a subsidiary of Liveck L.T.D., transferred a plot of land to a trust, which was incorporated into the trust’s assets at an estimated value of approximately USD 3.2 million. As consideration, VAM will receive units of the tower to be constructed on such land.

The transaction generated a gain of ARS 4,307 million, resulting from the recognition of revenue from the sale of trading properties amounting to ARS 4,651 million and a related cost of ARS 344 million in these Consolidated Financial Statements. Additionally, a net increase of ARS 4,307 million was recorded in trading properties.

5.
Financial risk management and fair value estimates

These Condensed Interim Consolidated Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since the previous year-end.

From June 30, 2025 and up to the date of issuance of these Condensed Interim Consolidated Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statement of Income and Other Comprehensive Income of the Group for the nine-month periods ended March 31, 2026, and 2025:

	03.31.2026
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	505,820	373,352	879,172	(2,163)	93,177	(4,672)	965,514
Costs	(420,369)	(80,614)	(500,983)	222	(93,878)	717	(593,922)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	5,620	-	5,620	-	-	3,109	8,729
Changes in the net realizable value of agricultural products after harvest	2,988	-	2,988	-	-	-	2,988
Gross profit / (loss)	94,059	292,738	386,797	(1,941)	(701)	(846)	383,309
Net gain from fair value adjustment of investment properties	-	30,126	30,126	1,090	-	-	31,216
Gain from disposal of farmlands	782	-	782	-	-	-	782
General and administrative expenses	(37,999)	(66,863)	(104,862)	264	-	247	(104,351)
Selling expenses	(59,565)	(23,407)	(82,972)	141	-	366	(82,465)
Other operating results, net	(4,888)	7,408	2,520	(19)	460	100	3,061
Management fees	-	-	-	-	(19,964)	-	(19,964)
(Loss) / profit from operations	(7,611)	240,002	232,391	(465)	(20,205)	(133)	211,588
Share of profit / (loss) of associates and joint ventures	800	19,244	20,044	717	-	-	20,761
Segment (loss) / profit	(6,811)	259,246	252,435	252	(20,205)	(133)	232,349

Reportable assets	1,314,403	3,585,753	4,900,156	(2,344)	-	1,609,684	6,507,496
Reportable liabilities (*)	-	-	-	-	-	(3,692,705)	(3,692,705)
Net reportable assets	1,314,403	3,585,753	4,900,156	(2,344)	-	(2,083,021)	2,814,791

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended March 31, 2025:

	03.31.2025
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position Restated (iv)
Revenues	395,890	357,489	753,379	(2,003)	90,110	(2,687)	838,799
Costs	(346,674)	(83,103)	(429,777)	199	(90,613)	-	(520,191)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	20,191	-	20,191	-	-	2,424	22,615
Changes in the net realizable value of agricultural products after harvest	2,358	-	2,358	-	-	-	2,358
Gross profit / (loss)	71,765	274,386	346,151	(1,804)	(503)	(263)	343,581
Net loss from fair value adjustment of investment properties	(1,752)	(180,204)	(181,956)	(297)	-	-	(182,253)
Gain from disposal of farmlands	34,175	-	34,175	-	-	-	34,175
General and administrative expenses	(41,563)	(61,048)	(102,611)	311	-	213	(102,087)
Selling expenses	(54,652)	(23,073)	(77,725)	109	-	52	(77,564)
Other operating results, net	4,514	(7,915)	(3,401)	(5)	286	(43)	(3,163)
Management fees	-	-	-	-	(2,301)	-	(2,301)
Profit / (loss) from operations	12,487	2,146	14,633	(1,686)	(2,518)	(41)	10,388
Share of (loss) / profit of associates and joint ventures	(55)	12,140	12,085	1,190	-	-	13,275
Segment profit / (loss)	12,432	14,286	26,718	(496)	(2,518)	(41)	23,663

Reportable assets	1,249,306	3,271,629	4,520,935	479	-	1,607,400	6,128,814
Reportable liabilities (*)	-	-	-	-	-	(3,608,582)	(3,608,582)
Net reportable assets	1,249,306	3,271,629	4,520,935	479	-	(2,001,182)	2,520,232

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes ARS (701) and ARS (503) corresponding to Expenses and FPC as of March 31, 2026, and 2025, respectively, and ARS 19,964 and ARS 2,301 to management fees, as of March 31, 2026 and 2025.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements.
(iv)
See Note 1 to these Condensed Interim Consolidated Financial Statements.

(*) The CODM focuses its review on reportable assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	03.31.2026
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	348,501	-	-	157,319	505,820
Costs	(307,927)	(378)	-	(112,064)	(420,369)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	5,620	-	-	-	5,620
Changes in the net realizable value of agricultural products after harvest	2,988	-	-	-	2,988
Gross profit / (loss)	49,182	(378)	-	45,255	94,059
Gain from disposal of farmlands	-	782	-	-	782
General and administrative expenses	(22,234)	(193)	(3,547)	(12,025)	(37,999)
Selling expenses	(36,935)	(47)	-	(22,583)	(59,565)
Other operating results, net	(13,219)	5,532	-	2,799	(4,888)
(Loss) / profit from operations	(23,206)	5,696	(3,547)	13,446	(7,611)
Share of profit / (loss) of associates and joint ventures	1,992	-	-	(1,192)	800
Segment (loss) / profit	(21,214)	5,696	(3,547)	12,254	(6,811)

Investment properties	-	81,567	-	-	81,567
Property, plant and equipment	721,525	54,121	-	3,566	779,212
Investments in associates and joint ventures	13,365	-	-	205	13,570
Other reportable assets	387,053	-	-	53,001	440,054
Reportable assets	1,121,943	135,688	-	56,772	1,314,403

	03.31.2025
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	292,735	-	-	103,155	395,890
Costs	(247,225)	(285)	-	(99,164)	(346,674)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	20,191	-	-	-	20,191
Changes in the net realizable value of agricultural products after harvest	2,358	-	-	-	2,358
Gross profit / (loss)	68,059	(285)	-	3,991	71,765
Net loss from fair value adjustment of investment properties	-	(1,752)	-	-	(1,752)
Gain from disposal of farmlands	-	34,175	-	-	34,175
General and administrative expenses	(22,456)	(85)	(6,292)	(12,730)	(41,563)
Selling expenses	(32,722)	(1,095)	-	(20,835)	(54,652)
Other operating results, net	(349)	2,183	-	2,680	4,514
Profit / (loss) from operations	12,532	33,141	(6,292)	(26,894)	12,487
Share of profit / (loss) of associates and joint ventures	1,500	-	-	(1,555)	(55)
Segment profit / (loss)	14,032	33,141	(6,292)	(28,449)	12,432

Investment properties	-	77,003	-	-	77,003
Property, plant and equipment	749,310	2,264	-	4,851	756,425
Investments in associates and joint ventures	13,180	-	-	500	13,680
Other reportable assets	330,013	496	-	71,689	402,198
Reportable assets	1,092,503	79,763	-	77,040	1,249,306

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s in the urban properties and investments line of business:

	03.31.2026
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	260,299	21,071	14,651	68,883	8,448	373,352
Costs	(21,518)	(2,418)	(10,483)	(43,007)	(3,188)	(80,614)
Gross profit	238,781	18,653	4,168	25,876	5,260	292,738
Net gain / (loss) from fair value adjustment of investment properties (i)	103,494	(20,273)	(53,149)	-	54	30,126
General and administrative expenses	(30,475)	(1,865)	(13,570)	(9,388)	(11,565)	(66,863)
Selling expenses	(14,486)	(766)	(2,525)	(4,416)	(1,214)	(23,407)
Other operating results, net	1,123	133	8,452	(352)	(1,948)	7,408
Profit / (Loss) from operations	298,437	(4,118)	(56,624)	11,720	(9,413)	240,002
Share of profit of associates and joint ventures	-	-	-	-	19,244	19,244
Segment profit / (loss)	298,437	(4,118)	(56,624)	11,720	9,831	259,246

Investment and trading properties	1,947,951	299,191	992,359	-	2,740	3,242,241
Property, plant and equipment	5,610	584	33,418	61,131	4,370	105,113
Investment in associates and joint ventures	-	-	-	-	228,928	228,928
Other reportable assets	2,582	2,218	-	949	3,722	9,471
Reportable assets	1,956,143	301,993	1,025,777	62,080	239,760	3,585,753

(i) For the nine-month period ended March 31, 2026, the net gain from fair value adjustment of investment properties was ARS 30,126. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

Level 2:

(a)
The value of our office buildings, undeveloped parcels of land and other rental properties measured in real terms decreased by 6.01% during the nine-month period ended March 31, 2026, due to the variation of the implicit exchange rate which was below inflation. Likewise, there is an impact for the sales and acquisitions of the period.

Level 3:

a)
gain of ARS 179,009 million as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
b)
positive impact of ARS 190,426 million resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
a decrease of 57 basis points in the discount rate used for cash flows and a decrease of 60 basis points in the discount rate used for perpetuity, mainly due to a decrease in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to an increase in the value of the shopping malls of ARS 114,142 million.

Additionally, due to the impact of the inflation adjustment, ARS 361,170 were reclassified for shopping malls from “Net gain / (loss) from fair value adjustment” to “Gain / (loss) on net monetary position (IAS 29)” in the Statement of Income and Other Comprehensive Income.

	03.31.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	254,174	18,556	13,800	65,006	5,953	357,489
Costs	(18,534)	(1,420)	(18,594)	(40,541)	(4,014)	(83,103)
Gross profit / (loss)	235,640	17,136	(4,794)	24,465	1,939	274,386
Net gain / (loss) from fair value adjustment of investment properties	268,128	(138,536)	(309,157)	-	(639)	(180,204)
General and administrative expenses	(29,557)	(2,407)	(11,565)	(11,635)	(5,884)	(61,048)
Selling expenses	(13,262)	(801)	(2,550)	(5,036)	(1,424)	(23,073)
Other operating results, net	(158)	167	(10,677)	(432)	3,185	(7,915)
Profit / (Loss) from operations	460,791	(124,441)	(338,743)	7,362	(2,823)	2,146
Share of profit of associates and joint ventures	-	-	-	-	12,140	12,140
Segment profit / (loss)	460,791	(124,441)	(338,743)	7,362	9,317	14,286

Investment and trading properties	1,529,267	363,354	1,041,284	-	2,957	2,936,862
Property, plant and equipment	5,591	564	33,409	58,892	5,413	103,869
Investment in associates and joint ventures	-	-	-	-	221,659	221,659
Other reportable assets	2,557	2,148	-	770	3,764	9,239
Reportable assets	1,537,415	366,066	1,074,693	59,662	233,793	3,271,629

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the nine-month period ended March 31, 2026 and for the year ended June 30, 2025 were as follows:

	03.31.2026	06.30.2025
Beginning of period	234,382	239,941
Share capital increase and contributions (Note 27)	750	44
Sale of interest in associates and joint ventures	-	(4,674)
Share of profit	20,761	33,635
Other comprehensive income / (loss)	132	(597)
Dividends (Note 27)	(5,031)	(34,219)
Transfers to/from financial assets (ii)	-	437
Decrease of interest (iii)	-	(185)
End of the period (i)	250,994	234,382

(i) As of March 31, 2026, and June 30, 2025, includes ARS (157) and ARS (202) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 19).
(ii) Corresponds to the participation in Challenger Gold Ltd. and GCDI S.A.
(iii) Corresponds to the decrease of interest due to the liquidation of Cyrsa S.A.

Below is additional information about the principal Group’s main investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income
Name of the entity	03.31.2026	06.30.2025	03.31.2026	06.30.2025	03.31.2026	03.31.2025

New Lipstick	49.96%	49.96%	1,716	1,841	(126)	(163)
BHSA	29.12%	29.12%	177,531	167,415	10,117	4,426
BACS	37.72%	37.72%	14,166	13,814	351	412
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	8,600	10,636	773	1,284
GCDI	-	-	-	-	-	207
La Rural S.A.	50.00%	50.00%	32,851	26,292	8,746	7,234
Agrouranga S.A.	34.86%	34.86%	11,328	9,178	2,150	1,583
Other associates and joint ventures	N/A	N/A	4,802	5,206	(1,118)	(2,074)
Total associates and joint ventures			250,994	234,382	20,893	12,909

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote		Share capital (nominal value)		(Loss)/ profit for the period		Shareholders' equity
New Lipstick	U.S.	Real estate	23,631,037	(*)	47	(*)	(2)	(*)	(52)
BHSA	Argentina	Financing	436,780,922	(**)	1,500	(**)	34,742	(**)	594,480
BACS	Argentina	Financing	33,125,751	(**)	88	(**)	932	(**)	37,552
Nuevo Puerto Santa Fe S.A.	Argentina	Real estate	138,750		28		1,547		16,477
La Rural S.A.	Argentina	Organization of events	714,998	(**)	1	(**)	17,731	(**)	65,744
Agrouranga S.A.	Argentina	Agriculture	2,532,206		7		6,168		10,935

(*) Amounts expressed in dollars.
(**) Information as of March 31, 2026, according to IFRS.

Puerto Retiro (joint venture)

There were no changes to the information disclosed in Note 7 to the Annual Consolidated Financial Statements as of June 30, 2025.

La Rural S.A. (joint venture)

There were no changes to the information disclosed in Note 7 to the Annual Consolidated Financial Statements as of June 30, 2025.

Arcos

There were no changes to the information disclosed in Note 7 to the Annual Consolidated Financial Statements as of June 30, 2025.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2026 and for the year ended June 30, 2025 were as follows:

	03.31.2026		06.30.2025
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of period / year	1,224,150	1,783,057	1,896,062	1,156,377
Additions	58,686	17,542	33,703	59,500
Disposals	(2,259)	-	(11,369)	(23)
Transfers	(59,907)	(531)	(139,020)	(4,783)
Net (loss) / gain from fair value adjustment	(77,872)	109,088	(548,292)	572,153
Additions of capitalized leasing costs	232	117	80	146
Amortization of capitalized leasing costs (i)	(132)	(231)	(164)	(313)
Currency translation adjustment	2,419	-	(6,850)	-
Fair value at the end of the period / year	1,145,317	1,909,042	1,224,150	1,783,057

(i) Amortization charges of capitalized leasing costs were included in “Costs” in the Statement of Income and Other Comprehensive Income (Note 24).

The following is the balance by type of investment property of the Group as of March 31, 2026 and June 30, 2025:

	03.31.2026	06.30.2025
Leased out farmland	81,567	92,570
Offices and other rental properties	315,235	345,423
Shopping malls (i)	1,937,524	1,800,906
Undeveloped parcels of land	716,577	765,046
Properties under development	830	813
Others	2,626	2,449
Total	3,054,359	3,007,207

(i) Includes parking spaces.

The following amounts have been recognized in the Statement of Income and Other Comprehensive Income:

	03.31.2026	03.31.2025
Revenues	386,818	375,778
Direct operating expenses	(125,567)	(121,846)
Development expenses	(6,893)	(15,056)
Net unrealized gain / (loss) from fair value adjustment of investment property (i)	29,347	(186,195)
Net realized gain from fair value adjustment of investment property (ii)	1,869	3,942

(i) It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. It has been generated in accordance with what is described in the section called "valuation techniques", mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.
(ii) Corresponds to the result from changes in the fair value realized from sales that occurred during the fiscal year of properties considered as investment properties.

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2026 and for the year ended June 30, 2025 were as follows:

	Owner occupied farmland	Bearer plant (iii)	Buildings and facilities	Machinery and equipment	Others (i)	03.31.2026	06.30.2025
Costs	806,412	93,467	206,448	81,444	50,453	1,238,224	1,196,481
Accumulated depreciation	(97,017)	(56,653)	(90,008)	(70,637)	(32,447)	(346,762)	(306,228)
Net book amount at the beginning of the period / year	709,395	36,814	116,440	10,807	18,006	891,462	890,253
Additions	19,489	5,582	9,269	2,079	2,640	39,059	55,966
Incorporation by business combination	-	-	-	-	-	-	6,109
Disposals	(687)	(263)	(221)	-	(306)	(1,477)	(14,572)
Currency translation adjustment	(33,732)	(1,529)	(1,033)	(10)	(475)	(36,779)	(37,203)
Transfers	20,279	158	499	165	16	21,117	31,443
Depreciation charges (ii)	(11,144)	(5,199)	(7,238)	(3,008)	(2,504)	(29,093)	(40,534)
Balances at the end of the period / year	703,600	35,563	117,716	10,033	17,377	884,289	891,462
Costs	811,761	97,415	214,962	83,678	52,328	1,260,144	1,238,224
Accumulated depreciation	(108,161)	(61,852)	(97,246)	(73,645)	(34,951)	(375,855)	(346,762)
Net book amount at the end of the period / year	703,600	35,563	117,716	10,033	17,377	884,289	891,462

(i)
Includes furniture and fixtures and vehicles.
(ii)
As of march 31, 2026, the depreciation charge has been charged to the line "Costs" for ARS 6,285, "General and administrative expenses" for ARS 2,884 and "Selling expenses" for ARS 618, in the Statement of Income and Other Comprehensive Income (Note 24), ARS 19,306 were capitalized as part of the cost of biological assets.
(iii)
Corresponds to the plantation of sugarcane with a useful life of more than one year.

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2026 and for the year ended June 30, 2025 were as follows:

	Completed properties	Properties under development	Undeveloped sites	03.31.2026	06.30.2025
Beginning of the period / year	2,703	180,960	16,993	200,656	34,781
Additions	-	10,505	756	11,261	3,761
Currency translation adjustment	-	(1,876)	-	(1,876)	(828)
Transfers	-	46,487	-	46,487	204,266
Reversal / charge of impairment (i)	-	8,284	-	8,284	(23,921)
Disposals	-	(5,789)	(1)	(5,790)	(17,403)
End of the period / year	2,703	238,571	17,748	259,022	200,656

Non-current				209,925	156,007
Current				49,097	44,649
Total				259,022	200,656

(i)
IRSA makes a quarterly comparison between the cost and the net realizable value of its trading properties. As of the end of the current period, a partial reversal of the impairment previously recognized on trading properties was recorded. This recovery is attributable to an increase in the net realizable value as a result of improvements in macroeconomic conditions. The value of these assets recorded at their inflation-adjusted cost is ARS 231,297, while the net realizable value amounts to ARS 239,581, resulting in an impairment reversal of ARS 8,284. The reversal / charge of impairment has been recognized under "Other operating results, net" in the statement of income and other comprehensive income (Note 25).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2026 and for the year ended June 30, 2025 were as follows:

	Goodwill	Information systems and software	Concession rights, brands and others	03.31.2026	06.30.2025
Costs	8,326	37,435	35,087	80,848	167,302
Accumulated amortization	-	(29,620)	(15,579)	(45,199)	(40,896)
Net book amount at the beginning of the period / year	8,326	7,815	19,508	35,649	126,406
Additions	-	2,299	16	2,315	4,977
Disposals	-	-	-	-	(18)
Transfers	-	370	-	370	(91,268)
Currency translation adjustment	(33)	(70)	-	(103)	(145)
Amortization charges (i)	-	(2,580)	(635)	(3,215)	(4,303)
Balances at the end of the period / year	8,293	7,834	18,889	35,016	35,649
Costs	8,293	40,034	35,103	83,430	80,848
Accumulated amortization	-	(32,200)	(16,214)	(48,414)	(45,199)
Net book amount at the end of the period / year	8,293	7,834	18,889	35,016	35,649

(i) As of March 31, 2026, amortization charge was recognized in the amount of ARS 2,288 under "Costs", in the amount of ARS 915 under "General and administrative expenses" and in the amount of ARS 12 under “Selling expenses”, in the Statement of Income and Other Comprehensive Income (Note 24).

12.
Right of use assets and lease liabilities

The Group’s right-of-use assets as of March 31, 2026, and June 30, 2025, are the following:

	03.31.2026	06.30.2025
Farmland	147,792	129,609
Convention center	4,927	5,536
Offices, shopping malls and other buildings	17,667	12,655
Machinery and equipment	4,415	4,850
Right-of-use assets	174,801	152,650
Non-current	174,801	152,650
Total	174,801	152,650

The depreciation charge of the right of use assets is detailed below:

	03.31.2026	03.31.2025
Farmland	15,991	15,896
Convention center	609	782
Offices, shopping malls and other buildings	2,359	1,655
Machinery and equipment	1,658	992
Depreciation charge of right-of-use assets (i)	20,617	19,325

(I) As of March 31, 2026, the amortization charge has been allocated ARS 1,551 within "Costs", ARS 729 in "General and administrative expenses" and ARS 689 in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24), ARS 17,648 were capitalized as part of the cost of biological assets.

The Group’s lease liabilities as of March 31, 2026, and June 30, 2025, are the following:

	03.31.2026	06.30.2025
Farmland	153,885	138,771
Convention center	2,212	2,889
Offices, shopping malls and other buildings	11,963	8,826
Lease liabilities	168,060	150,486
Non-current	110,503	110,635
Current	57,557	39,851
Total	168,060	150,486

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the nine-month period ended March 31, 2026 and for the year ended June 30, 2025 were as follows:

	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1	03.31.2026	06.30.2025
Net book amount at the beginning of the period / year	11,160	51,644	34,465	87,571	1,065	767	186,672	150,520
Purchases	-	-	-	38,021	83	-	38,104	26,211
Transfers	(1,333)	1,333	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	8,008	(6,135)	6,376	(215)	-	8,034	24,453
Decrease due to harvest	-	(176,245)	(53,476)	-	-	-	(229,721)	(342,163)
Sales	-	-	-	(68,011)	(34)	-	(68,045)	(46,781)
Consumes	-	-	-	(177)	(2)	(99)	(278)	(612)
Costs for the period / year	39,242	212,057	65,329	40,675	-	170	357,473	392,720
Currency translation adjustment	6,458	(9,867)	(1,860)	761	-	-	(4,508)	(17,676)
Balances at the end of the period / year	55,527	86,930	38,323	105,216	897	838	287,731	186,672
Non-current (Production)	-	-	-	60,930	749	833	62,512	54,479
Current (Consumable)	55,527	86,930	38,323	44,286	148	5	225,219	132,193
Net book amount at the end of the period / year	55,527	86,930	38,323	105,216	897	838	287,731	186,672

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS 6,161 and ARS 6,757, for the nine-month period ended March 31, 2026 and for the fiscal year ended June 30, 2025, respectively; amounts of ARS 15,411 and ARS 9,404 was attributable to price changes, and amounts of ARS (9,250) and ARS (2,647), was attributable to physical changes, respectively.

During the nine-month period ended March 31, 2026, transfers occurred between fair value hierarchy Levels 1 and 3 related to sown land‑crop amounting to ARS 1,333. There were no reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period/year) amount to ARS (204,049) and ARS (265,736) for the nine-month period ended March 31, 2026, and the year ended June 30, 2025, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of March 31, 2026, the better and maximum use of biological assets shall not significantly differ from the current use.

Capitalized cost of production as of March 31, 2026 and 2025 are as follows:

	03.31.2026	03.31.2025
Supplies and labors	272,232	236,981
Salaries, social security costs and other personnel expenses	17,459	14,827
Depreciation and amortization	36,954	37,224
Fees and payments for services	1,788	1,285
Maintenance, security, cleaning, repairs and others	2,861	1,991
Taxes, rates and contributions	671	440
Leases and service charges	531	201
Freights	3,273	2,896
Travelling, library expenses and stationery	1,822	1,904
Other expenses	19,712	15,250
	357,303	312,999

14.
Inventories

Breakdown of Group’s inventories as of March 31, 2026 and June 30, 2025 are as follows:

	03.31.2026	06.30.2025
Crops	98,669	123,408
Materials and supplies	51,858	96,171
Sugarcane	1,668	1,604
Agricultural inventories	152,195	221,183
Supplies for hotels	949	730
Total inventories	153,144	221,913

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Financial instruments by category

In accordance with IFRS 7, the present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 16 to the Annual Financial Statements.

Financial assets and financial liabilities as of March 31, 2026 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
March 31, 2026
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	456,543	64,524	-	-	521,067	164,216	685,283
Investment in financial assets:
- Public companies’ securities	-	35,000	-	-	35,000	-	35,000
- Bonds	-	135,591	-	-	135,591	-	135,591
- Mutual funds	-	344,578	-	-	344,578	-	344,578
- Others	6,513	4,208	19,486	1,268	31,475	-	31,475
Derivative financial instruments:
- Commodities options contracts	-	18	-	-	18	-	18
- Commodities futures contracts	-	3,762	-	-	3,762	-	3,762
- Foreign-currency options contracts	-	12,148	-	-	12,148	-	12,148
- Foreign-currency future contracts	-	30	-	-	30	-	30
- Swaps	-	-	2,093	-	2,093	-	2,093
Restricted assets (i)	5,199	-	-	-	5,199	-	5,199
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	85,629	-	-	-	85,629	-	85,629
- Short-term investments	-	54,294	-	-	54,294	-	54,294
Total assets	553,884	654,153	21,579	1,268	1,230,884	164,216	1,395,100

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
March 31, 2026
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	318,962	-	318,962	176,091	495,053
Borrowings (Note 20)	1,775,706	-	1,775,706	-	1,775,706
Derivative financial instruments:
- Commodities options contracts	-	416	416	-	416
- Commodities futures contracts	-	12,315	12,315	-	12,315
- Foreign-currency options contracts	-	34	34	-	34
- Foreign-currency future contracts	-	127	127	-	127
- Warrants	-	4,932	4,932	-	4,932
- Swaps	-	4,944	4,944	-	4,944
Lease liabilities (Note 12)	168,060	-	168,060	-	168,060
Total liabilities	2,262,728	22,768	2,285,496	176,091	2,461,587

(i)
Corresponds to deposits and bonds in guarantee for the payment of loans.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2025, were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Subtotal financial assets	Non-financial assets	Total
June 30, 2025
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	549,604	66,018	-	615,622	166,075	781,697
Investment in financial assets:
- Public companies’ securities	-	44,343	-	44,343	-	44,343
- Bonds	-	73,471	-	73,471	-	73,471
- Mutual funds	-	167,844	-	167,844	-	167,844
- Others	7,029	7,863	17,224	32,116	-	32,116
Derivative financial instruments:
- Commodities options contracts	-	1,499	-	1,499	-	1,499
- Commodities futures contracts	-	2,397	-	2,397	-	2,397
- Foreign-currency options contracts	-	5,163	-	5,163	-	5,163
- Swaps	-	-	2,391	2,391	-	2,391
- Others	-	121	-	121	-	121
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	241,639	-	-	241,639	-	241,639
- Short-term investments	-	72,145	-	72,145	-	72,145
Total assets	798,272	440,864	19,615	1,258,751	166,075	1,424,826

		Financial liabilities at fair value through profit or loss		Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities
June 30, 2025
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	317,581	-	317,581	192,637	510,218
Borrowings (Note 20)	1,680,042	-	1,680,042	-	1,680,042
Derivative financial instruments:
- Commodities options contracts	-	3	3	-	3
- Commodities futures contracts	-	3,271	3,271	-	3,271
- Foreign-currency options contracts	-	203	203	-	203
- Foreign-currency future contracts	-	505	505	-	505
- Swaps	-	5,461	5,461	-	5,461
Lease liabilities (Note 12)	150,486	-	150,486	-	150,486
Total liabilities	2,148,109	9,443	2,157,552	192,637	2,350,189

The valuation models used by the Group for the measurement of Level 2 instruments are no different from those used as of June 30, 2025.

As of March 31, 2026, there have been no significant changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2	-
Purchase option – Warrant (Others)	Black & Scholes without dilution	Underlying asset price and volatility	Level 3	-

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2026 and June 30, 2025 are as follows:

	03.31.2026	06.30.2025
Trade, leases and services receivable (*)	429,904	489,518
Less: allowance for doubtful accounts	(6,637)	(7,946)
Total trade receivables	423,267	481,572
Prepayments	98,475	109,883
Borrowings, deposits and others	63,171	43,608
Dividends receivable	-	23,392
Guarantee deposits	107	116
Tax receivables	65,843	55,496
Others	27,783	59,684
Total other receivables	255,379	292,179
Total trade and other receivables	678,646	773,751

Non-current	158,875	219,810
Current	519,771	553,941
Total	678,646	773,751

(*) Includes field sales credits, which are revalued based on the soybean price and the livestock weight measured in arrobas at each balance sheet date. The related impact in the Statement of Income and Other Comprehensive income is presented within “Financial results, net.

The carrying amounts of the Group’s trade and other receivables denominated in foreign currencies are detailed in Note 30.

Movements on the Group’s allowance for doubtful accounts were as follows:

	03.31.2026	06.30.2025
Beginning of the year	7,946	7,465
Additions (i)	2,957	2,337
Recovery (i)	(261)	(289)
Currency translation adjustment	552	794
Used during the period / year	(2,855)	(286)
Inflation adjustment	(1,702)	(2,075)
End of the year	6,637	7,946

(i) The additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2026 and 2025:
	Note	03.31.2026	03.31.2025 Restated (i)
Profit for the period		231,308	77,358
Adjustments for:
Income tax	21	91,559	61,622
Amortization and depreciation	24	16,334	14,881
(Gain) / loss from disposal of trading properties		(7,116)	2,893
Gain from disposal of property, plant and equipment		(24)	(175)
Net (gain) / loss from fair value adjustment of investment properties		(31,216)	182,253
Gain from lease modification		-	(2,484)
(Reversal) / charge of impairment of trading properties		(8,284)	11,057
Gain from disposal of subsidiary and associates	25	-	(3,411)
Financial results, net		(98,932)	(119,132)
Provisions and allowances		27,967	24,367
Share of profit of associates and joint ventures	7	(20,761)	(13,275)
Management fees		19,964	2,301
Changes in net realizable value of agricultural products after harvest		(2,988)	(2,358)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		67,518	(69,300)
Gain from disposal of farmlands		(782)	(34,175)
Changes in operating assets and liabilities:
Decrease in inventories		60,868	14,278
Decrease in trading properties		1,647	4,450
(Increase) / Decrease in biological assets		(138,829)	15,766
Decrease / (Increase) in trade and other receivables		25,869	(19,213)
Decrease in trade and other payables		(72,082)	(129,801)
(Decrease) / Increase in salaries and social security liabilities		(6,958)	3,389
Decrease in provisions		(1,220)	(2,301)
Decrease in lease liabilities		(15,671)	(6,172)
Net variation in derivative financial instruments		70	1,967
Net cash generated from operating activities before income tax paid		138,241	14,785

(i) See Note 1 to these Condensed Interim Consolidated Financial Statements.

The following table presents a detail of significant non-cash transactions occurred in the nine-month periods ended March 31, 2026 and 2025:

	03.31.2026	03.31.2025
Increase in investment properties through an increase in trade and other payables	6,720	15,760
Decrease in investment properties through an increase in property, plant and equipment	21,119	17,303
Currency translation adjustment and other comprehensive results from associates and joint ventures	11,121	36,982
Other changes in shareholders' equity	90	11,384
Increase of non-convertible notes through a decrease in non-convertible notes	-	90,780
Decrease in property, plant and equipment through an increase in investment properties	-	9,916
Increase in shareholders' equity through an increase in investment properties	-	549
Increase in deferred income tax liabilities through a decrease in shareholders' equity	-	192
Decrease in lease liabilities through an increase in trade and other payables	-	576
Increase in investment properties through a decrease in investment in financial assets	4,582	28,384
Decrease in investment in financial assets through a decrease in trade and other payables	6,783	14,945
Decrease in investment in financial assets through an increase in trade and other receivables	-	3,405
Increase in property, plant and equipment through an increase in trade and other payables	120	396
Decrease in property, plant and equipment through an increase in trade and other receivables	-	1,748
Increase in investment in financial assets through an increase in borrowings	-	664
Decrease in shareholders' equity through a decrease in investment in financial assets	106,139	53,666
Increase in right of use assets through an increase in lease liabilities	47,782	21,038
Increase in investment in associates and joint ventures through a decrease in financial assets	-	2,858
Increase in intangible assets through a decrease in investment properties	370	3,050
Increase in intangible assets through an increase in trade and other payables	16	995
Increase in investments in financial assets through a decrease in trade and other receivables	5,822	-
Decrease in investment in associates and joint ventures through an increase in trade and other receivables	-	2,563
Decrease in investment properties through an increase in trade and other receivables	410	1,666
Increase in investments in financial assets through a decrease in investment in associates and joint ventures	9,100	3,441
Decrease in trading properties through an increase in trade and other receivables	-	4,010
Decrease in intangible assets through an increase in trading properties	-	94,328
Increase in investments in financial assets through an increase in trade and other payables	-	10,986
Decrease in investment in associates and joint ventures through a decrease in borrowings	1,305	373
Increase in group of assets held for sale through a decrease in property, plant and equipment	-	496
Increase in investment properties through a decrease in trade and other receivables	101	-
Barter transaction investment properties	-	21
Decrease in shareholders' equity through an increase in trade and other payables	29	1,383
Increase in investments in financial assets through a decrease in derivative financial instruments	-	48
Decrease in borrowings through an increase in trade and other payables	-	4,127
Warrants exercise	88,161	-
Decrease in shareholders' equity through a decrease in trade and other receivables	-	6,158
Increase in derivative financial instruments through a decrease in shareholders' equity	96,049	-
Decrease in investment properties through an increase in trading properties	46,487
Increase in intangible assets through an increase in payroll and social security liabilities	612

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Trade and other payables

Group’s trade and other payables as of March 31, 2026, and June 30, 2025, were as follows:

	03.31.2026	06.30.2025
Trade payables	248,672	238,890
Advances from sales, leases and services (*)	101,054	104,205
Accrued invoices	25,356	27,287
Deferred income	618	707
Admission fees (*)	52,201	56,709
Deposits in guarantee	1,040	804
Total trade payables	428,941	428,602
Dividends payable to non-controlling interests	47	6,732
Tax payables	22,215	31,016
Director´s Fees	6,035	8,956
Management fees	19,964	11,192
Others	17,851	23,720
Total other payables	66,112	81,616
Total trade and other payables	495,053	510,218

Non-current	69,155	96,786
Current	425,898	413,432
Total	495,053	510,218

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

The carrying amounts of the Group’s trade and other payables denominated in foreign currencies are detailed in Note 30.

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	03.31.2026	06.30.2025
Beginning of the period / year	46,924	202	47,126	45,647
Additions (i)	6,139	-	6,139	6,769
Decreases (i)	(729)	(102)	(831)	(2,488)
Participation in the results	-	57	57	116
Inflation adjustment	(3,027)	-	(3,027)	(774)
Currency translation adjustment	(189)	-	(189)	284
Used during the period / year	(1,220)	-	(1,220)	(2,428)
End of the period / year	47,898	157	48,055	47,126

Non-current			42,190	40,567
Current			5,865	6,559
Total			48,055	47,126

(i)
Additions and recovery of legal claims are included in "Other operating results, net" in the Statement of Income and Other Comprehensive Income.
(ii)
Corresponds to investments in Puerto Retiro, a joint venture with negative equity
(iii)
Includes the provision for the IDBD lawsuit.

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

IDBD

The Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conducting an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. During the fiscal year 2023 and to date, the process has followed its natural course and the Company has responded to all the requirements that have been made.

On January 17, 2024, the Court rejected the request for inhibition of assets and seizure of IRSA requested by IDBD. A hearing date has been set in the file dealing with the appeal of jurisdiction and the notification of the lawsuit. A hearing date has also been set in the main claim file, which is currently in the evidentiary stage.

On April 9, 2024, the Court rejected the appeal filed by IRSA regarding the applicable jurisdiction and the form of notification of the claim, ordering that IRSA and Dolphin pay IDBD the sum of NIS 25,000 as expenses. The Court's decision was appealed to the Supreme Court on June 16, 2024 and on June 18, 2024, the Supreme Court refused to address the issue raised.

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties present the requested documentation as part of the evidentiary stage. A preliminary hearing was held in which the parties discussed document requests and agreed to attempt to reach a consensus on certain facts of the case. In the hearing, the parties were granted a deadline until October 2024 to present witnesses. A list of witnesses has been submitted, and the parties are negotiating to agree on certain facts of the case, to be reflected in a document to be submitted to the Court within the evidentiary stage. On March 30, 2025, a hearing was held in which the Court ordered IDBD to provide all documents requested by IRSA and Dolphin and, if necessary, to request the relevant documentation from the bondholders, setting a deadline of the end of April 2025. Should the bondholders refuse, IRSA and Dolphin would be entitled to file a judicial request to obtain such documentation. In July 2025, IDBD provided additional documentation to the defendants, who reserved the right to request further documents through legal proceedings that may be in the possession of the bondholders. During November 2025, IDBD, IRSA and Dolphin were required to file affidavits regarding the main aspects of their claims or defenses, identifying the documents in their possession; however, by a ruling dated December 28, 2025, the Court extended the deadline to January 11, 2026. IDBD filed its affidavits in January 2026, and the Court granted IRSA and Dolphin an extension to file theirs until May 5, 2026, such deadline was extended until July 7, 2026. The Court has suggested that the parties engage in private negotiations or mediation to reach a resolution. In this regard, the parties have informed the Court of their intention to hold a private meeting to initiate negotiations aimed at resolving the dispute, although the date for such a meeting has not yet been determined.

The company is discussing the admissibility of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD. Notwithstanding this, based on the analysis of the Company's legal advisors and the actions taken to date, an accounting provision related to this claim has been recorded in accordance with the applicable accounting standards. As of the date of issuance of these condensed interim consolidated financial statements, the legal process is still ongoing.
.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

20.
Borrowings

The breakdown of the Group’s borrowings and their fair value as of March 31, 2026, and June 30, 2025, was as follows:

	Book value		Fair value
	03.31.2026	06.30.2025	03.31.2026	06.30.2025
Non-convertible notes	1,572,022	1,378,037	1,606,083	1,369,139
Bank loans	175,882	261,154	175,882	261,154
Bank overdrafts	10,703	18,055	10,703	18,055
Others	17,099	22,796	17,099	22,796
Total borrowings	1,775,706	1,680,042	1,809,767	1,671,144

Non-current	1,287,332	1,009,883
Current	488,374	670,159
Total	1,775,706	1,680,042

Series XLVIII Notes – CRESUD

On July 11, 2025, the Company issued Series XLVII Notes in the local market for the amount of USD 43.7 million. The main features of the issue are detailed below:

● Series XLVIII Notes denominated in dollars for an amount of USD 43.7 million at a fixed rate of 8.0%, with semiannual interest. The principal will be repaid in one installment on the maturity date, July 11, 2028. The issue price was 100% of the face value.

Series XLIX Notes – CRESUD

On September 2, 2025, the Company issued Series XLIX Notes in the local market for a total amount of USD 31.3 million. The main features of the issue are detailed below:

● Series XLIX Notes denominated in dollars for an amount of USD 31.3 million, bearing interest at a fixed annual rate of 7.25%, payable semi-annually. The principal will be made in one installment, on the maturity date, September 2, 2027. The issue price was 100% of the nominal value.

Series L Notes – CRESUD

On December 10, 2025, the Company issued the Series L Notes on the local market for a total amount of USD 29.6 million, bearing interest at a fixed annual rate of 7.25%, payable semi-annually, except for the first payment, which will be made on September 10, 2026. The capital amortization will be 100% at maturity, on March 10, 2029. The issuance price was 100.0%

Series L Additional and Series LI Notes – CRESUD

On January 20, 2026, the Company issued the Series L Additional Notes and Series LI Notes on the local market for USD 87.6 million. The main features of the issue are detailed below:

● Series L Additional Notes, denominated in dollars for an amount of USD 40.8 million at a fixed rate of 7.25%, the issuance price was 100.75%, with semiannual interest, the first payment, which will be made on September 10, 2026. The capital amortization will be 100% at maturity, on March 10, 2029. The total nominal value, including the original issuance made on December 10, 2025, of the Series L Notes amounts to USD 70.4 million.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

● Series LI Notes denominated in dollars for an amount of USD 46.8 million, with 5.75% interest rate, with semi-annual payments. The capital amortization will be 100% at maturity, on January 20, 2027. The issuance price was 100% of the nominal value.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Series IV Class A and B Notes – FyO

On January 20, 2026, FyO issued the Series IV Class A and B Notes on the local market for a total amount equivalent to USD 28 million. The main features of the issuance are detailed below:

● Series A Notes, denominated in dollars, for an amount of USD 21 million, bearing interest at a fixed rate of 7.9% with quarterly interest payments. The capital amortization will be 100% at maturity, on July 20, 2027, payable in U.S. dollars. The issuance price was 100% of the nominal value.

● Series B Notes, denominated in dollars, for an amount of USD 7 million, bearing interest at a fixed rate of 8.5% with semi-annual interest payments. The capital amortization will be 100% at maturity, on January 20, 2027, payable in argentine pesos at the applicable exchange rate. The issuance price was 100% of the nominal value.

Series XXIV Notes Issuance – IRSA

On December 17, 2025, IRSA issued in the international market the Series XXIV Additional Notes for a nominal amount of USD 180 million at an issuance price of 98.503%.

The Series XXIV Notes were issued under New York Law, will mature on March 31, 2035, and will accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semiannually on March 31 and September 30 of each year until maturity. Principal amortization will be made in three installments: (i) 33% of the principal on March 31, 2033, (ii) 33% of the principal on March 31, 2034, and (iii) 34% of the principal on March 31, 2035.

The Series XXIV Additional Notes have terms and conditions identical to the original Series XXIV Notes issued on March 31, 2025.

The total nominal amount outstanding of the Series XXIV Notes amounts to USD 480.5 million.

21.
Taxation

The details of the Group’s income tax, is as follows:

	03.31.2026	03.31.2025
Current income tax	(130,239)	(120,102)
Deferred income tax	38,680	58,480
Income tax	(91,559)	(61,622)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2026 and 2025:

	03.31.2026	03.31.2025
Tax calculated at the tax rates applicable to loss / (profit) in the respective countries	(113,298)	(48,790)
Permanent differences:
Share of profit of joint ventures and associates	6,218	4,546
Tax rate differential	435	(1,318)
Provision for unrecoverability of tax loss carry-forwards	(42,215)	25,769
Difference between affidavit and provision	999	(5,652)
Non-taxable profit, non-deductible expenses and others	44,721	(15,955)
Tax inflation adjustment	(14,308)	(57,234)
Fiscal transparency	(2,627)	(15,713)
Inflation adjustment permanent difference	26,407	39,222
Others	2,109	13,503
Income tax	(91,559)	(61,622)

The gross movement in the deferred income tax account as of March 31, 2026 and June 30, 2025 is as follows:

	03.31.2026	06.30.2025
Beginning of the period / year	(1,064,071)	(1,095,917)
Currency translation adjustment	454	11,195
Revaluation surplus	(2,562)	(223)
Charged to the Statement of Income	38,680	20,874
End of the the period / year	(1,027,499)	(1,064,071)

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Revenues

	03.31.2026	03.31.2025
Crops	229,263	190,154
Sugarcane	49,703	67,787
Cattle	78,804	42,812
Supplies	83,134	60,301
Consignment	32,842	5,795
Advertising and brokerage fees	23,191	19,379
Agricultural rental and other services	4,758	7,487
Revenue from sales and services from agricultural business	501,695	393,715
Trading properties and developments	12,906	11,803
Rental and services	382,060	368,291
Hotel operations, tourism services and others	68,853	64,990
Revenue from sales and services from urban properties and investment business	463,819	445,084
Total revenues	965,514	838,799

23.
Costs

	03.31.2026	03.31.2025
Other operative costs	380	283
Cost of property operations	380	283
Crops	195,734	151,201
Sugarcane	39,027	54,716
Cattle	68,940	35,151
Supplies	71,827	52,896
Consignment	18,535	25,426
Advertising and brokerage fees	21,702	20,842
Agricultural rental and other services	3,509	6,157
Cost of sales and services from agricultural business	419,274	346,389
Trading properties and developments	9,221	17,302
Rental and services	122,058	115,690
Hotel operations, tourism services and others	42,989	40,527
Cost of sales and services from sales and services from urban properties and investment business	174,268	173,519
Total costs	593,922	520,191

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	03.31.2026	03.31.2025
Change in agricultural products and biological assets	271,679	-	-	271,679	199,542
Salaries, social security costs and other personnel expenses	82,965	50,796	7,892	141,653	138,366
Fees and payments for services	46,599	12,158	2,522	61,279	66,725
Cost of sale of goods and services	89,986	-	-	89,986	90,843
Maintenance, security, cleaning, repairs and others	51,605	8,327	106	60,038	58,030
Taxes, rates and contributions	15,263	3,622	27,484	46,369	38,092
Advertising and other selling expenses	15,950	75	5,634	21,659	21,311
Freights	36	10	24,217	24,263	24,948
Director's fees	-	19,861	-	19,861	19,518
Depreciation and amortization	10,487	4,528	1,319	16,334	14,881
Leases and service charges	3,978	1,265	65	5,308	5,167
Travelling, library expenses and stationery	2,665	1,528	1,142	5,335	5,083
Supplies and labors	13	2	4,667	4,682	5,327
Other expenses	1,257	371	2,204	3,832	3,581
Bank expenses	205	1,740	33	1,978	2,315
Conditioning and clearance	-	-	2,458	2,458	3,026
Interaction and roaming expenses	1,234	68	26	1,328	1,235
Allowance for doubtful accounts, net	-	-	2,696	2,696	1,852
Total expenses by nature as of 03.31.2026	593,922	104,351	82,465	780,738	-
Total expenses by nature as of 03.31.2025	520,191	102,087	77,564	-	699,842

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Other operating results, net

	03.31.2026	03.31.2025
(Loss) / gain from commodity derivative financial instruments	(6,245)	5,987
Gain from sale of property, plant and equipment	24	175
Reversal / (charge) of impairment of trading properties and intangible assets	8,284	(11,057)
Gain from sale of associates and joint ventures	-	3,411
Donations	(965)	(1,042)
Lawsuits and other contingencies	(5,410)	(2,997)
Interest and allowances generated by operating assets	10,270	6,108
Administration fees	1,297	1,132
Others	(4,194)	(4,880)
Total other operating results, net	3,061	(3,163)

26.
Financial results, net

	03.31.2026	03.31.2025
Financial income
Interest income	11,938	7,771
Other finance income	262	36
Total financial income	12,200	7,807
Financial costs
Interest expense	(111,095)	(57,063)
Other financial costs	(19,120)	(12,065)
Total finance costs	(130,215)	(69,128)
Other financial results:
Foreign exchange, net	146,181	77,564
Fair value gain from financial assets and liabilities at fair value through profit or loss	45,991	91,066
Gain from repurchase of non-convertible notes	372	453
Loss from derivative financial instruments (except commodities)	(3,587)	(10,464)
Others	-	(4,803)
Total other finance income	188,957	153,816
Gain on net monetary position (IAS 29)	19,576	22,822
Total financial results, net	90,518	115,317

27.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2026 and June 30, 2025:

Item	03.31.2026	06.30.2025
Trade and other receivables	43,198	67,132
Investments in financial assets	20,741	6,239
Trade and other payables	(35,105)	(36,054)
Borrowings	-	(1,070)
Total	28,834	36,247

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	03.31.2026	06.30.2025	Description of transaction	Item
New Lipstick	335	365	Reimbursement of expenses receivable	Trade and other receivables
Comparaencasa Ltd.	513	3,265	Other investments	Investments in financial assets
	-	457	Loans granted	Trade and other receivables
Banco Hipotecario S.A.	59	64	Leases and/or right of use assets receivable	Trade and other receivables
	-	23,392	Dividends receivable	Trade and other receivables
La Rural S.A.	4,144	2,358	Canon	Trade and other receivables
	-	-	Dividends receivable	Trade and other receivables
	(2)	(617)	Other payables	Trade and other payables
	20	6	Other receivables	Trade and other receivables
	(289)	(1)	Leases and/or right of use assets payable	Trade and other payables
Other associates and joint ventures (i)	1	1	Equity incentive plan receivable	Trade and other receivables
	-	20	Loans granted	Trade and other receivables
	-	(1,070)	Borrowings	Borrowings
	7	11	Management fees receivable	Trade and other receivables
	(16)	(86)	Other payables	Trade and other payables
	123	64	Other receivables	Trade and other receivables
Total associates and joint ventures	4,895	28,229
CAMSA and its subsidiaries	(19,964)	(11,192)	Management fee payables	Trade and other payables
Golden Juniors Segregated Portfolio	17,500	-	Mutual funds	Investments in financial assets
Yad Levim LTD	29,570	30,945	Loans granted	Trade and other receivables
Galerias Pacifico	13	4	Other receivables	Trade and other receivables
Sutton	7,124	7,655	Loans granted	Trade and other receivables
	(106)	(126)	Other payables	Trade and other payables
Rundel Global LTD	2,728	2,974	Other investments	Investments in financial assets
Sociedad Rural Argentina	(8,386)	(12,176)	Other payables	Trade and other payables
Other related parties	1,650	1,745	Other receivables	Trade and other receivables
	(231)	(2,512)	Other payables	Trade and other payables
	152	45	Reimbursement of expenses receivable	Trade and other receivables
	-	(250)	Dividends payable	Trade and other payables
	(62)	(124)	Legal services	Trade and other payables
Total other related parties	29,988	16,988
Directors and Senior Management	(6,049)	(8,970)	Fees for services received	Trade and other payables
Total Directors and Senior Management	(6,049)	(8,970)
Total	28,834	36,247

(i) Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Nuevo Puerto Santa Fe S.A and Agrouranga S.A.

The following is a summary of the results with related parties for the nine-month periods ended March 31, 2026, and 2025:

Related party	03.31.2026	03.31.2025	Description of transaction
BHN Seguros Generales S.A.	2	-	Financial operations
Comparaencasa Ltd.	(3,288)	(313)	Financial operations
Other associates and joint ventures (i)	(31)	(9)	Leases and/or right of use assets
	622	511	Corporate services
	(187)	94	Financial operations
Total associates and joint ventures	(2,882)	283
CAMSA and its subsidiaries	(19,964)	(2,301)	Management fee
Yad Levim LTD	1,361	1,293	Financial operations
Golden Juniors Segregated Portfolio	9,553	-	Financial operations
Sociedad Rural Argentina	2,233	2,341	Financial operations
Other related parties	(283)	(237)	Leases and/or rights of use
	(930)	(1,147)	Fees and remunerations
	113	109	Corporate services
	(614)	(655)	Legal services
	(445)	(810)	Financial operations
	(646)	(727)	Donations
	249	711	Income from sales and services from agricultural business
Total other related parties	(9,373)	(1,423)
IFISA	(635)	21	Financial operations
Total Parent Company	(635)	21
Directors	(19,861)	(19,518)	Management fee
Senior Management	(131)	(883)	Compensation of Directors and senior management
Total Directors and Senior Management	(19,992)	(20,401)
Total	(32,882)	(21,520)

(i)
Includes Avenida Inc., Banco Hipotecario S.A., BHN Sociedad de Inversión S.A., La Rural S.A., Nuevo Puerto Santa Fe S.A. and Agrouranga S.A.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2026 and 2025:

Related party	03.31.2026	03.31.2025	Description of transaction
Puerto Retiro	-	(44)	Irrevocable contributions
Agrofy Global	(750)	-	Irrevocable contributions
Total irrevocable contributions	(750)	(44)
La Rural S.A.	2,188	5,520	Dividends received
Cyrsa S.A.	-	773	Dividends received
Viflor	33	-	Dividends received
Nuevo Puerto Santa Fe S.A.	2,810	484	Dividends received
Total dividends received	5,031	6,777

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E – Provisions and allowances	Note 16 – Trade and other receivables and Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	03.31.2026	03.31.2025
Inventories at the beginning of the period	91,930	201,386	293,316	136,714
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,602	-	1,602	25,946
Changes in the net realizable value of agricultural products after harvest	2,988	-	2,988	2,358
Currency translation adjustment	78,780	(1,876)	76,904	29,774
Transfers	-	46,487	46,487	94,328
Reversal / (charge) of impairment	-	8,284	8,284	(11,057)
Harvest	301,512	-	301,512	277,938
Acquisitions and classifications	300,249	179,958	480,207	390,337
Consume	(98,530)	-	(98,530)	(70,128)
Inventories at the end of the period	(259,257)	(259,971)	(519,228)	(356,302)
Cost as of 03.31.2026	419,274	174,268	593,542	-
Cost as of 03.31.2025	346,389	173,519	-	519,908

(i) Includes biological assets (see Note 13).
(ii) Includes trading properties (see Note 10).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Prevailing exchange rate (3)	03.31.2026	06.30.2025
Assets
Trade and other receivables
US Dollar	126.908	1,373.00	174,245	179,596
Euros	0.010	1,584.44	16	18
Trade and other receivables related parties
US Dollar	27.878	1,382.00	38,528	41,084
Total Trade and other receivables			212,789	220,698
Investment in financial assets
US Dollar	108.121	1,373.00	148,450	178,157
New Israel Shekel	8.891	438.88	3,902	3,361
Pounds	0.718	1,817.99	1,305	1,093
Investment in financial assets related parties
US Dollar	13.048	1,382.00	18,032	3,265
Total Investment in financial assets			171,689	185,876
Derivative financial instruments
US Dollar	8.986	1,373.00	12,338	5,312
Total Derivative financial instruments			12,338	5,312
Cash and cash equivalents
US Dollar	61.471	1,373.00	84,399	223,835
Chilenean pesos	184.439	1.49	275	161
Euros	0.016	1,584.44	26	18
Guaraníes	51.640	0.21	11	11
Brazilian Reais	0.153	262.00	40	55
New Israel Shekel	0.002	438.88	1	1
Pounds	0.002	1,817.99	4	5
Uruguayan pesos	0.059	34.16	2	3
Total Cash and cash equivalents			84,758	224,089
Total Assets			481,574	635,975

Liabilities
Trade and other payables
US Dollar	112.406	1,382.00	155,345	126,908
Uruguayan pesos	0.732	34.16	25	38
Trade and other payables related parties
US Dollar	5.998	1,382.00	8,289	12,067
Bolivian pesos	0.345	200.01	69	74
Total Trade and other payables			163,728	139,087
Lease liabilities
US Dollar	8.432	1,382.00	11,653	8,811
Total Lease liabilities			11,653	8,811
Provisions
New Israel Shekel	93.407	438.88	40,995	39,856
Total Provisions			40,995	39,856
Borrowings
US Dollar	1,104.091	1,382.00	1,525,854	1,451,146
Borrowings with related parties
US Dollar	0.194	1,382.00	268	1,362
Total Borrowings			1,526,122	1,452,508
Derivative financial instruments
US Dollar	1.943	1,382.00	2,685	56
Total Derivative financial instruments			2,685	56
Total Liabilities			1,745,183	1,640,318

(1)
The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (Note 15).
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
Exchange rates as of March 31, 2026 according to Banco Nación Argentina and the Central Bank of the Argentine Republic

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Other relevant events of the period

Dividend Payment – BrasilAgro

On October 22, 2025, General Ordinary and Extraordinary Shareholders’ Meeting, BrasilAgro approved the payment of dividends for a total amount of BRL 42 million, equivalent to ARS 12,786 million. The full amount was paid as of the date of these Consolidated Financial Statements.

Dividend Payment – FYO

On February 26, 2026, General Extraordinary Shareholders’ Meeting, FyO approved the payment of dividends for a total amount of USD 2,5 million, equivalent to ARS 3,639 million. The full amount was paid as of the date of these Consolidated Financial Statements.

General Ordinary and Extraordinary Shareholders’ Meeting - CRESUD

On October 30, 2025, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved: (i) the allocation of 5% of the restated fiscal year result, that is, the sum of ARS 5,038 million, to the legal reserve, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 5,947 million; (ii) to distribute a dividend to shareholders in proportion to their shareholdings, based on the total accumulated unallocated results from previous years and the amount corresponding to the fiscal year result, for the sum of ARS 93,782 million, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 110,701 million, allocating (i) the restated sum of ARS 65,080 million to the distribution of a cash dividend, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 76,821 million; and (ii) the remaining balance of ARS 28,702 million to the distribution of a dividend payable in kind, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 33,880 million, consisting of shares issued by IRSA, owned by the Company, in the amount of 12,700,000 ordinary shares with a par value of ARS 10; (iii) the allocation of the remaining balance of the fiscal year result, after deducting the legal reserve and the dividend, in the amount of ARS 1,944 million, to the integration of a facultative reserve named “special reserve”, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 2,294 million, and which may be used for future dividend distributions, share buybacks, and/or new projects related to the Company’s business plan.

On November 7, 2025, the Company distributed among its shareholders the cash dividend of ARS 65,080 million and the in-kind dividend of ARS 28,702 million through the delivery of 12,700,000 ordinary shares with a par value of ARS 10 issued by IRSA, owned by the Company.

Additionally, the distribution of treasury shares of up to 5,300,000 shares was considered, and the subscription of an addendum to the warrant agreement originally entered on February 24, 2021, and amended on September 17, 2021, was approved, within the framework of the capital increase authorized by the CNV.

 The addendum introduces the possibility for option holders to exercise them without paying cash (except for the payment of the nominal value of the shares) for the differential amount between the cash exercise price and the market value.

As a result of the introduction of this new exercise mechanism, the warrants issued by the Company, which had previously been classified as equity instruments, have been reclassified as financial instruments within liabilities, since the settlement alternative, requiring only the payment of the nominal value of the shares, , involves the delivery of a variable number of shares depending on the market price of the shares at the beginning of the exercise period. As of the date of issuance of these financial statements, and as a result of the expiration of such warrants, no liabilities have been recognized.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Change in Warrants terms and conditions - CRESUD

On November 10, 2025, the Company announced that the terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified because of the cash and in-kind dividend and own shares distributed to the shareholders on November 7, 2025. Below are the terms that have been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.4075. Post-dividend ratio: 1.5417.
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.4019. Post-dividend price: USD 0.3669.

The other terms and conditions of the warrants remain the same.

Exercise of Warrants – CRESUD

During the nine-month period ended March 31, 2026, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 24.5 million, equivalent to ARS 37,195 million, was received, for converted warrants of 71,644,060 warrants, and a total of 95,234,036 ordinary shares of the Company with a nominal value of ARS 1 were issued. Following these exercises, 1,650,742 options remained outstanding and expired on March 10, 2026.

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 30, 2025, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved: (i) the allocation of 5% of the restated fiscal year result, that is, the sum of ARS 10,368 million, to the legal reserve, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 12,238 million; (ii) to distribute a dividend to Shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 173,788 million, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 205,141 million; (iii) the allocation of the remaining balance of the fiscal year result, after deducting the legal reserve and the dividend, in the amount of ARS 23,200 million, to the integration of a facultative reserve named “special reserve”, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 27,386 million, and which may be used for future dividend distributions, share buybacks, and/or new projects related to the Company’s business plan.

On November 4, 2025, the Company distributed among its shareholders the cash dividend in an amount of ARS 173,788 million.

Additionally, the subscription of an addendum to the warrant agreement originally entered on April 29, 2021, and amended on September 17, 2021, was approved, within the framework of the capital increase authorized by the CNV.

The addendum introduces the possibility for option holders to exercise them without paying cash (except for the payment of the nominal value of the shares) for the differential amount between the cash exercise price and the market value.

As a result of the introduction of this new exercise mechanism, the warrants issued by IRSA, which had previously been classified as equity instruments, have been reclassified as financial instruments within liabilities, since the settlement alternative, requiring only the payment of the nominal value of the shares, involves the delivery of a variable number of shares depending on the market price of the shares at the beginning of the exercise period. Such reclassification was performed at fair value, with the initial difference recognized within Share premium.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Change in Warrants terms and conditions - IRSA

On November 6, 2025, IRSA announced that the terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified because of the cash dividend payment to its shareholders carried out by the Company on November 4, 2025. Below are the terms that have been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.4818 (nominal value ARS 10). Post-dividend ratio: 1.6367 (nominal value ARS 10).
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.2917 (nominal value ARS 10). Post-dividend price: USD 0.2641 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

 Warrants exercise – IRSA

During the nine-month period ended March 31, 2026, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 3.9 million, equivalent to ARS 6,304 million, were received, for converted warrants of 34,571,198 and a total of 48,276,327 common shares of the Company with a nominal value of ARS 10 were issued.

Banco Hipotecario S.A. – Cash dividend payment

On March 30, 2026, the Ordinary and Extraordinary General Shareholders’ Meeting of Banco Hipotecario S.A. approved the payment of a dividend of ARS 12,703 million, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 13,133 million. The dividend will be paid in three (3) equal, monthly and consecutive installments, in proportion to each shareholder’s equity interest, calculated in constant currency as of the payment date of each installment.

As of the date of these financial statements, the authorization from the BCRA is still pending.

32.
Subsequent events

Series LII and Series LIII Notes – CRESUD

On April 30, 2026, the Company issued the Series LII and Series LIII Notes in the local market for a total nominal value of USD 64.2 million. The main features of the issue are detailed below:

● Series LII Notes, denominated in dollars, for USD 41.2 million, with 4.75% interest rate with semiannual interest payments (except for the first payment, which will be made nine (9) months after the Issue and Settlement Date, and the second payment, which will be made three (3) months thereafter). Principal will be repaid in a single installment at maturity, on April 30, 2028. The issuance price was 100% of nominal value.

● Series LIII Notes, denominated in dollars, for USD 23.0 million, with 6.25% interest rate with semiannual interest payments (except for the first payment, which will be made nine (9) months after the Issue and Settlement Date, and the second payment, which will be made three (3) months thereafter). Principal will be repaid in a single installment at maturity, on April 30, 2030. The issuance price was 100% of nominal value.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Report on review of interim financial information

To the Shareholders, President and Directors of

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (the ‘Group’) as at March 31, 2026 and the related unaudited condensed interim consolidated statement of income and other comprehensive income for the nine-month and three-month periods then ended, and unaudited condensed interim consolidated statements of changes in shareholders' equity and cash flows for the nine-month period then ended and selected explanatory notes.

Responsibilities of the Board of Directors

The board of Directors is responsible for the preparation and presentation of this unaudited condensed interim consolidated financial information in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

www.pwc.com.ar	Price Waterhouse & Co. S.R.L. Bouchard 557, 8th floor, C1106ABG Autonomous City of Buenos Aires, Argentina, T: +(54.11) 4850.0000

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited condensed interim consolidated financial information is not prepared, in all material respects, in accordance with IAS 34.

Emphasis of Matter – Retroactive restatement of previously issued financial statements

Without modifying our conclusion, we draw attention to Note 1 to the accompanying unaudited condensed interim consolidated financial statements, which describes the effects of the retroactive restatement of the inflation adjustment of the share premium arising from the exercise of warrants.

Autonomous City of Buenos Aires, May 7, 2026

PRICE WATERHOUSE & CO. S.R.L. (Partner)

Carlos Martín Barbafina

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2026

Brief comment on the Company’s activities during the period, including references to significant events that occurred after the end of the period.

Consolidated Results

(In ARS million)	9M 26	9M 25	YoY Var
Revenues	965,514	838,799	15.1%
Costs	(593,922)	(520,191)	14.2%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	8,729	22,615	(61.4)%
Changes in the net realizable value of agricultural produce after harvest	2,988	2,358	26.7%
Gross profit	383,309	343,581	11.6%
Net gain from fair value adjustment on investment properties	31,216	(182,253)	-
Gain from disposal of farmlands	782	34,175	(97.7)%
General and administrative expenses	(104,351)	(102,087)	2.2%
Selling expenses	(82,465)	(77,564)	6.3%
Other operating results, net	3,061	(3,163)	-
Management Fee	(19,964)	(2,301)	767.6%
Result from operations	211,588	10,388	1936.9%
Depreciation and Amortization	53,288	52,105	2.3%
Rights of use installments	(30,087)	(17,866)	68.4%
EBITDA (unaudited)	234,789	44,627	426.1%
Adjusted EBITDA (unaudited)	202,839	230,379	(12.0)%
Results from joint ventures and associates	20,761	13,275	56.4%
Result from operations before financing and taxation	232,349	23,663	881.9%
Financial results, net	90,518	115,317	(21.5)%
Result before income tax	322,867	138,980	132.3%
Income tax expense	(91,559)	(61,622)	48.6%
Result for the period from continuing operations	231,308	77,358	199.0%
Result from discontinued operations after taxes.	-	-	-
Result for the period	231,308	77,358	199.0%

Attributable to
Equity holder of the parent	121,665	30,061	304.7%
Non-controlling interest	109,643	47,297	131.8%

Consolidated revenues increased 15.1% during the nine-month period of fiscal year 2026, while Adjusted EBITDA decreased 12.0% compared to the same period of fiscal year 2025. Adjusted EBITDA from agribusiness segments was a gain of ARS 13,646 million, while the Urban Properties and Investments segment (through IRSA) recorded a gain of ARS 214,587 million.

Net income for the first half of fiscal year 2026 was a gain of ARS 231,308 million, compared to a gain of ARS 77,358 million in the same period of the previous year.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2026

Description of Operations by Segment

9M 2026	Agribusiness	Urban Properties and Investments	Total	9M 26 vs. 9M 25
Revenues	505,820	373,352	879,172	16.7%
Costs	(420,369)	(80,614)	(500,983)	16.6%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	5,620	-	5,620	(72.2)%
Changes in the net realizable value of agricultural produce after harvest	2,988	-	2,988	26.7%
Gross profit	94,059	292,738	386,797	11.7%
Net gain from fair value adjustment on investment properties	-	30,126	30,126	-
Gain from disposal of farmlands	782	-	782	(97.7)%
General and administrative expenses	(37,999)	(66,863)	(104,862)	2.2%
Selling expenses	(59,565)	(23,407)	(82,972)	6.8%
Other operating results, net	(4,888)	7,408	2,520	-
Result from operations	(7,611)	240,002	232,391	1,488.1%
Share of profit of associates	800	19,244	20,044	65.9%
Segment result	(6,811)	259,246	252,435	844.8%

9M 2025	Agribusiness	Urban Properties and Investments	Total
Revenues	395,890	357,489	753,379
Costs	(346,674)	(83,103)	(429,777)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	20,191	-	20,191
Changes in the net realizable value of agricultural produce after harvest	2,358	-	2,358
Gross profit	71,765	274,386	346,151
Net gain from fair value adjustment on investment properties	(1,752)	(180,204)	(181,956)
Gain from disposal of farmlands	34,175	-	34,175
General and administrative expenses	(41,563)	(61,048)	(102,611)
Selling expenses	(54,652)	(23,073)	(77,725)
Other operating results, net	4,514	(7,915)	(3,401)
Result from operations	12,487	2,146	14,633
Share of profit of associates	(55)	12,140	12,085
Segment result	12,432	14,286	26,718

2026 Campaign

The 2026 regional campaign is progressing with solid overall performance, within a context of international commodity prices that have shown some recovery from the lows observed at the end of 2025, although still at moderate levels in historical terms, and with elevated input costs.

In Argentina, the campaign is evolving in line with expectations, with strong production levels and projected yields for soybean and corn. While some weather-related challenges were recorded during the summer in certain regions, conditions later normalized, allowing production expectations to remain intact toward the end of the cycle. In this context, an improvement in crop prices is being observed, particularly in soybean, supported by the reduction in export taxes.

The agricultural sector continues to benefit from a more predictable macroeconomic environment, with increased certainty following the October election results and ongoing progress in the regulatory framework, including the gradual reduction of grain export taxes and exchange rate convergence.

In the livestock segment, a solid performance is expected, with high production levels and cattle prices supported by both local and international demand, allowing margins to remain positive within a context of productive intensification and operational efficiency.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2026

Our Portfolio

During the nine-month period of fiscal year 2026, our portfolio under management totaled 709,845 hectares, of which 289,223 hectares were productive, and 420,622 were land reserves across the four countries in which we operate.

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	69,560	138,419	318,957	526,936
Brazil	49,150	3,963	61,427	114,540
Bolivia	8,776	0	1,244	10,020
Paraguay	14,451	4,904	38,994	58,349
Total	141,937	147,286	420,622	709,845
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 34.86% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	66,175	10,896	-	77,071
Brazil	62,997	-	8,548	71,545
Bolivia	1,065	-	-	1,065
Total	130,237	10,896	8,548	149,681
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached attractive valuation levels to reinvest in new farms with higher appreciation potential. Sale decisions are based on several factors, including expected future yields, the availability of alternative investment opportunities and cyclical factors affecting farmland values.

in ARS million	9M 26	9M 25	YoY Var
Revenues	-	-	-
Costs	(378)	(285)	32.6%
Gross loss	(378)	(285)	32.6%
Net gain from fair value adjustment on investment properties	-	(1,752)	(100.0)%
Gain from disposal of farmlands	782	34,175	(97.7)%
General and administrative expenses	(193)	(85)	127.1%
Selling expenses	(47)	(1,095)	(95.7)%
Other operating results, net	5,532	2,183	153.4%
Result from operations	5,696	33,141	(82.8)%
Segment result	5,696	33,141	(82.8)%
Depreciations and amortizations	42	40	5.0%
EBITDA	5,738	33,181	(82.7)%
Adjusted EBITDA	5,738	34,934	(83.6)%

Segment profit decreased by ARS 27,445 million compared to the nine-month period of fiscal year 2025, mainly due to lower results from farmland sales.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2026

After the end of the period, on May 4, 2026, BrasilAgro completed the sale of a 921-hectare area (501.5 productive hectares) of the “Morotí” farm, located in Paraguay, which was originally acquired in 2013, for USD 1.5 million. Following this transaction, BrasilAgro retains 57,800 hectares of this property. The result of the sale will be recognized in the fourth quarter of the fiscal year 2026.

II)
Agricultural Production

The Agricultural Production segment reported a loss of ARS 21,214 million during the nine-month period of fiscal year 2026, compared to a loss of ARS 14,032 million in the same period of the previous fiscal year.

in ARS million	9M 26	9M 25	YoY Var
Revenues	348,501	292,735	19.0%
Costs	(307,927)	(247,225)	24.6%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	5,620	20,191	(72.2)%
Changes in the net realizable value of agricultural produce after harvest	2,988	2,358	26.7%
Gross profit	49,182	68,059	(27.7)%
General and administrative expenses	(22,234)	(22,456)	(1.0)%
Selling expenses	(36,935)	(32,722)	12.9%
Other operating results, net	(13,219)	(349)	3687.7%
Results from operations	(23,206)	12,532	(285.2)%
Results from associates	1,992	1,500	32.8%
Segment results	(21,214)	14,032	(251.2)%
EBITDA	(14,203)	33,780	(142.0)%
Adjusted EBITDA	(8,492)	30,202	(128.1)%

II.a) Crops and Sugarcane

Crops

in ARS million	9M 26	9M 25	YoY Var
Revenues	215,223	174,609	23.26%
Costs	(195,734)	(151,201)	29.45%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	4,907	6,128	(19.92)%
Changes in the net realizable value of agricultural produce after harvest	2,932	2,402	22.06%
Gross result	27,328	31,938	(14.43)%
General and administrative expenses	(15,889)	(15,589)	1.92%
Selling expenses	(30,959)	(27,954)	10.75%
Other operating results, net	(10,263)	4,352	(335.82)%
Result from operations	(29,783)	(7,253)	310.63%
Results from associates	1,972	1,497	31.73%
Activity Profit	(27,811)	(5,756)	383.17%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2026

Sugarcane

in ARS million	9M 26	9M 25	YoY Var
Revenues	49,703	67,787	(26.7)%
Costs	(39,027)	(54,716)	(28.7)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(6,135)	6,614	(192.8)%
Gross result	4,541	19,685	(76.9)%
General and administrative expenses	(3,847)	(3,608)	6.6%
Selling expenses	(2,691)	(1,693)	58.9%
Other operating results, net	(1,732)	(2,901)	(40.3)%
Profit from operations	(3,729)	11,483	(132.5)%
Activity profit	(3,729)	11,483	(132.5)%

Operations

Production Volume (1)	9M 26	9M 25	9M 24
Corn	242,084	138,295	235,400
Soybean	166,540	189,216	151,007
Wheat	61,932	44,440	28,775
Sorghum	350	1,078	3,154
Sunflower	3,051	-	971
Cotton	25,599	20,449	14,685
Other	14,079	8,400	15,741
Total Crops (tons)	513,635	401,878	449,733
Sugarcane (tons)	971,466	1,340,673	1,305,064
(1)
Includes BrasilAgro, Acres del Sud, Ombú, Yatay y Yuchán. Excludes Agro-Uranga.

Next, we present the total volume sold according to its geographical origin measured in tons:

Volume of	9M 26			9M 25			9M 24
Sales (3)	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	M.L. (1)	M.E. (2)	Total	M.L. (1)
Corn	195.0	36.5	231.5	150.4	20.0	170.4	199.9	94.4	294.3
Soybean	106.3	98.5	204.8	44.7	120.0	164.7	34.4	81.5	115.9
Wheat	40.3	-	40.3	23.8	-	23.8	28.4	-	28.4
Sorghum	0.4	-	0.4	12.8	-	12.8	3.7	-	3.7
Sunflower	2.4	-	2.4	0.6	-	0.6	3.5	-	3.5
Cotton	17.2	4.6	21.8	12.2	5.1	17.3	12.6	3.6	16.2
Others	11.3	1.4	12.7	9.9	-	9.9	13.0	-	13.0
Total Crops (thousand ton)	372.9	141.0	513.9	254.4	145.1	399.5	295.5	179.5	475.0
Sugarcane (thousands ton)	971.5	-	971.5	1,340.7	-	1,340.7	1,305.1	-	1,305.1
(1)
Local Market
(2)
International Market
(3)
Includes BrasilAgro. Does not include Agro-Uranga S.A

The Grains activity presented a positive variation of ARS 22,055 million, from a ARS 5,766 million loss during the nine-month period of fiscal year 2025 to a loss of ARS 27,811 million loss during the same period of fiscal year 2026, mainly because of:

●
A loss in production and sales results in Brazil, mainly in cotton, due to lower average prices per ton and higher costs, partially offset by higher volumes commercialized in corn and, to a lesser extent, in soybeans, in a context of margin pressure.

●
Partially offset by an improvement in production and holding results in Argentina, driven by higher yields, better prices and a positive holding result, in a context where prices outpaced inflation.

The result of the Sugarcane activity decreased by 132.5%, from a gain of ARS 11,483 million in the nine-month period of fiscal year 2025 to a ARS 3,729 million loss in the same period of 2026. This decline is mainly due to lower sales and production results in Brazil, driven by reduced volumes commercialized, lower selling prices and higher costs, in a context affected by adverse weather conditions, primarily fires and frosts.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2026

Area in Operation (hectares) (1)	As of 03/31/26	As of 03/31/25	YoY Var
Own farms	110,828	113,431	(2.3)%
Leased farms	164,597	151,231	8.8%
Farms under concession	22,105	22,469	(1.6)%
Own farms leased to third parties	17,943	14,507	23.7%
Total Area Assigned to Production	315,473	301,638	4.6%
(1)
Includes Agro-Uranga.

II.b) Cattle Production

	9M 26	9M 25	9M 24
Cattle herd (tons) (1)	9,384	8,910	7,311
(1) Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of livestock we own.

Volume of	9M 26			9M 25			9M 24
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	18.5	-	18.5	12.8	-	12.8	9.5	-	9.5
D.M.: Domestic market
F.M.: Foreign market

Cattle

In ARS Million	9M 26'	9M 25'	YoY Var
Revenues	78,804	42,812	84.1%
Costs	(68,940)	(35,151)	96.1%
Initial recognition and changes in the fair value of biological assets and agricultural produce	6,848	7,449	(8.1)%
Changes in the net realizable value of agricultural produce after harvest	56	(44)	-
Gross Profit	16,768	15,066	11.3%
General and administrative expenses	(2,042)	(2,485)	(17.8)%
Selling expenses	(2,950)	(2,757)	7.0%
Other operating results, net	(1,125)	(1,506)	(25.3)%
Result from operations	10,651	8,318	28.0%
Results from associates	20	3	566.7%
Activity Result	10,671	8,321	28.2%

Area in operation – Cattle (hectares) (1)	As of 03/31/26	As of 03/31/25	YoY Var
Own farms	59,410	69,034	(13.9)%
Leased farms	10,896	10,896	-
Farms under concession	2,876	2,696	6.7%
Own farms leased to third parties	-	2,895	(100.0)%
Total Area Assigned to Cattle Production	73,182	85,521	(14.4)%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 03/31/26	As of 03/31/25	YoY Var
Breeding stock	56,019	66,574	(15.9)%
Winter grazing stock	20,813	15,579	33.6%
Sheep stock	12,678	12,863	(1.4)%
Total Stock (heads)	89,510	95,016	(5.8)%

The result of the Cattle activity increased by 28.2%, from a gain of ARS 8,321 million gain during the nine-month period of fiscal year 2025 to a gain of ARS 10,671 million in the same period of fiscal year 2026. This increase is mainly explained by a stronger productive performance, together with higher prices and volumes sold, in a context where cattle prices outpaced inflation, partially offset by higher costs.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2026

II.c) Agricultural Rental and Services

In ARS Million	9M 26	9M 25	YoY Var
Revenues	4,771	7,527	(36.6)%
Costs	(4,226)	(6,157)	(31.4)%
Gross profit	545	1,370	(60.2)%
General and Administrative expenses	(456)	(774)	(41.1)%
Selling expenses	(335)	(318)	5.3%
Other operating results, net	(99)	(294)	(66.3)%
Result from operations	(345)	(16)	2,056.3%
Activity Result	(345)	(16)	2,056.3%

The result of the activity decreased by ARS 329 million, moving from a loss of ARS 16 million during the nine-month period of fiscal year 2025 to a loss of ARS 345 million in the same period of fiscal year 2026.

III) Other Segments

We include within "Others" the results coming from our investment in FyO.

The result of the segment increased by ARS 40,703 million, going from a ARS 28,449 million loss during the nine-month period of fiscal year 2025 to a gain of ARS 12,254 million for the same period of fiscal year 2026, as a result of a normalization of operating results, as in the prior year, due to hedging strategies, a significant portion of the results was recognized within financial results. In addition, performance improved in stockpiling and consignment operations, driven by higher volumes handled, better market prices, and a recovery in brokerage and input sales activities.

In ARS Million	9M 26	9M 25	YoY Var
Revenues	157,319	103,155	52.5%
Costs	(112,064)	(99,164)	13.0%
Gross result	45,255	3,991	1,033.9%
General and administrative expenses	(12,025)	(12,730)	(5.5)%
Selling expenses	(22,583)	(20,835)	8.4%
Other operating results, net	2,799	2,680	4.4%
Result from operations	13,446	(26,894)	-
Profit from associates	(1,192)	(1,555)	(23.3)%
Segment Result	12,254	(28,449)	-
EBITDA	16,430	(23,886)	-
Adjusted EBITDA	16,400	(23,926)	-

IV) Corporate Segment

The negative result went from a loss of ARS 6,292 million in the nine-month period of the fiscal year 2025 to a ARS 3,547 million loss in the same period of fiscal year 2026.

In ARS Million	9M 26	9M 25	YoY Var
General and administrative expenses	(3,547)	(6,292)	(43.6)%
Loss from operations	(3,547)	(6,292)	(43.6)%
Segment loss	(3,547)	(6,292)	(43.6)%
EBITDA	(3,526)	(6,292)	(44.0)%
Adjusted EBITDA	(3,526)	(6,292)	(44.0)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2026

Urban Properties and Investments Business (through our subsidiary Irsa Inversiones y Representaciones Sociedad Anónima)

We operate our Urban Properties and Investments segment through our subsidiary IRSA.. As of March 31, 2026, our direct and indirect equity interest in IRSA was 53.44% over stock capital.

Consolidated results of our subsidiary IRSA Inversiones y Representaciones S.A.

en ARS Millones	9M 26	9M 25	Var a/a
Revenues	463,771	444,953	4.2%
Results from operations	238,704	(401)	-
EBITDA	251,128	12,164	1,964.5%
Adjusted EBITDA	214,587	207,368	3.5%
Segment results	259,246	14,286	1,714.7%

Consolidated revenues from sales, rentals and services increased 4.2% during the nine-month period of fiscal year 2026 compared to the same period of 2025. Adjusted EBITDA reached ARS 214,587 million, 3.5% higher than in the same period of the previous fiscal year.

Financial Indebtedness and Other

The following tables contain a breakdown of the company’s indebtedness as of March 31, 2026:

Agricultural Business

Description	Currency	Amount (USD MM)(1)(2)	Interest Rate	Maturity
Loans and bank overdrafts	ARS	3.0	Variable	< 30 days
Series XLII	USD	10.2	0.00%	may-26
Series XLV	USD	10.2	6.00%	aug-26
Series XL	USD	25.6	0.00%	dec-26
Series XLIV	USD	39.8	6.00%	jan-27
Series LI	USD	46.8	5.75%	jan-27
Series XLVI	USD	23.8	1.50%	jul-27
Series XLIX	USD	31.3	7.25%	sep-27
Series XLVIII	USD	43.7	8.00%	jul-28
Series XLVII	USD	64.4	7.00%	nov-28
Series L	USD	70.4	7.25%	mar-29
Other debt	USD	24,0
CRESUD’s Total Debt (3)	USD	393.2
Cash and cash equivalents (3)	USD	42.3
CRESUD’s Net Debt	USD	350.9
Brasilagro’s Total Net Debt	USD	171.2
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 1,382.0 ARS/USD and 5.1819 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Does not include FyO

Urban Properties and Investments Business

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	0.9	Variable	< 360 days
Series XX	USD	21.3	6.00%	jun-26
Series XVIII	USD	21.4	7.00%	feb-27
Series XXII	USD	15.8	5.75%	oct-27
Series XIV	USD	67.1	8.75%	jun-28
Series XXIII	USD	51.5	7.25%	oct-29
Series XVIV	USD	473.7	8.00%	mar-35
IRSA’s Total Debt	USD	651.7
Cash & Cash Equivalents + Investments (2)	USD	367.4
IRSA’s Net Debt	USD	284.3
(1) Principal amount in USD (million) at an exchange rate of ARS 1,382.0/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies’ notes holding.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2026

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Mar-26	Mar-25	Mar-24
Current assets	1,621,000	1,556,522	1,408,720
Non-current assets	4,886,496	4,572,292	4,765,387
Total assets	6,507,496	6,128,814	6,174,107
Current liabilities	1,131,838	1,244,062	1,302,379
Non-current liabilities	2,560,867	2,364,455	2,113,225
Total liabilities	3,692,705	3,608,517	3,415,604
Total capital and reserves attributable to the shareholders of the controlling company	1,307,042	1,119,242	1,198,988
Minority interests	1,507,749	1,401,055	1,559,515
Shareholders’ equity	2,814,791	2,520,297	2,758,503
Total liabilities plus minority interests plus shareholders’ equity	6,507,496	6,128,814	6,174,107

Comparative Summary Consolidated Statement of Income Data

In ARS million	Mar-26	Mar-25	Mar-24
Gross profit	383,309	343,581	425,967
Profit from operations	211,588	10,388	(483,098)
Results from associates and joint ventures	20,761	13,275	61,369
Profit from operations before financing and taxation	232,349	23,663	(421,729)
Financial results, net	90,518	115,317	202,057
Profit before income tax	322,867	138,980	(219,672)
Income tax expense	(91,559)	(61,622)	174,366
Result for the period	231,308	77,358	(45,306)
Controlling company’s shareholders	121,665	30,061	53,913
Non-controlling interest	109,643	47,297	(99,219)

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Mar-26	Mar-25	Mar-24
Net cash generated by / (used in) operating activities	45,591	(1,791)	134,047
Net cash (used in) / generated by investment activities	(334,188)	(44,970)	197,168
Net cash generated by / (used in) in financing activities	112,705	295,948	(410,406)
Total net cash (used) / generated during the period	(175,892)	249,187	(79,191)

Ratios

In ARS million	Mar-26	Mar-25	Mar-24
Liquidity (1)	1.43	1.25	1.08
Solvency (2)	0.76	0.70	0.81
Restricted capital (3)	0.75	0.75	0.77
Indebtedness (4)	2.83	3.22	2.85
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets
(4) Total Liabilities / Equity attributable to the controlling interest.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2026

Material events of the quarter and subsequent events

January 2026: Notes Issuance

On January 20, 2026, the Company reopened the Series L Notes on the local market for USD 40.8 million, The issuance price was 100.75% and the total nominal value of the Series L after the additional issuance is USD 70.4 million.

On the same date, January 20, 2026, Cresud also issued Series LI Notes in dollars for USD 46.8 million, with 5.75% interest rate, with semi-annual payments. The Capital amortization will be 100% at maturity, on January 20, 2027. The issuance price was 100.0%.

February and March 2026: Warrants Exercise and Expiration

Between February 17 and 25, 2026, certain warrants holders have exercised their right to acquire additional shares.

Therefore, a total of 60,565,872 ordinary shares of the Company were registered, with a face value of ARS 1. As a result of the exercise, USD 11,119,194 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 648,742,437 to 709,308,309 leaving 1,650,742 options outstanding and unexercised, which expired on March 10, 2026.

April 2026: Notes Issuance

On April 30, 2026, the Company issued notes in the local market for a total amount of USD 64.2 million. The main terms and conditions of the issuance are as follows:

●
Series LII Notes, denominated in dollars, for USD 41.2 million, with 4.75% interest rate with semiannual interest payments (except for the first payment, which will be made nine (9) months after the Issue and Settlement Date, and the second payment, which will be made three (3) months thereafter). Principal will be repaid in a single installment at maturity, on April 30, 2028. The issuance price was 100.0%.
●
Series LIII Notes, denominated in dollars, for USD 23.0 million, with 6.25% interest rate with semiannual interest payments (except for the first payment, which will be made nine (9) months after the Issue and Settlement Date, and the second payment, which will be made three (3) months thereafter). Principal will be repaid in a single installment at maturity, on April 30, 2030. The issuance price was 100.0%.

Proceeds will be primarily used to refinance existing liabilities and for working capital in Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2026

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized and realized sales.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2026	2025
Result for the period	231,308	77,358
Income tax expense	91,559	61,622
Net financial results	(90,518)	(115,317)
Share of profit of associates and joint ventures	(20,761)	(13,275)
Depreciation and amortization	53,288	52,105
Rights of use installments	(30,087)	(17,866)
EBITDA (unaudited)	234,789	44,627
Gain from fair value of investment properties, not realized - agribusiness	-	1,752
Gain from fair value of investment properties, not realized - Urban Properties Business	(31,216)	180,501
Realized sale – Real Estate	1,869	(3,942)
Initial recognition and changes in fair value of biological assets	(8,608)	(22,550)
Realized initial recognition and changes in fair value of biological assets	14,289	18,933
Impairment Result on trading properties	(8,284)	11,058
Adjusted EBITDA (unaudited)	202,839	230,379

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2026

Brief comment on prospects for the fiscal year

The 2026 regional crop season is progressing with a solid overall performance, in a context of international commodity prices that have shown a modest recovery from the lows observed at the end of 2025, although still at moderate levels by historical standards, and with input costs remaining elevated—particularly fertilizers and fuel—amid a global geopolitical environment that continues to exert upward pressure on prices.

In Argentina, the campaign is developing in line with expectations, with solid production levels and projected yields for soybeans and corn. Although some regions experienced weather-related challenges during the summer, conditions have normalized, allowing production expectations to be maintained toward the end of the cycle. In terms of prices, an improvement is being observed in key crops—particularly soybeans—driven by the reduction in export taxes, which supports business margins. In livestock, we expect a very strong campaign close, with high levels of beef production and firm prices supported by robust local and international demand.

At BrasilAgro, the campaign is more challenging, affected by adverse weather events in certain regions, tighter margins in some crops, and a lower contribution from sugarcane. This environment has been further impacted by higher financial expenses due to elevated interest rates, as well as increased commercial expenses associated with higher sales volumes.

Regarding agricultural real estate activity, early signs of recovery in land values in Argentina continue to emerge, together with increased interest in our assets across the country and the region. After quarter-end, BrasilAgro completed the sale of a 921-hectare fraction of its farm in Paraguay. We will continue advancing portfolio rotation as part of our strategy, prioritizing the sale of farms that have reached their maximum appreciation levels.

Our agribusiness services segment, through FyO, continues to show solid performance in grain commercialization and in the development of the inputs business, while Amauta continues to strengthen its sustainable plant nutrition offering in Argentina and the region.

At IRSA, income-generating segments—shopping malls, offices, and hotels—continue to deliver solid results, and a strong year-end is expected. Progress is also being made on strategic projects, including the Distrito Diagonal shopping center in La Plata, the Edificio del Plata in downtown Buenos Aires, and infrastructure works at Ramblas del Plata, where construction of the first buildings is expected to begin in the next fiscal period.

In line with the policies of recent years, we will continue to focus on improving cost structure efficiency and strengthening our financial position, maintaining adequate liquidity levels to meet our obligations and capture investment opportunities.

With a diversified portfolio of rural and urban real estate, an experienced management team, and strong access to capital markets, CRESUD is well positioned to complete the 2026 campaign and continue capturing opportunities in the current economic environment.

Alejandro G. Elsztain
CEO

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